


13000887
















ANNUAL
REPORT
2012

DIGIMARC

DIGIMARC

2012 Letter to the Shareholders

Dear Shareholders,

We enjoyed another year of strong financial performance in 2012, with substantial revenue growth leading to record profits. The revenue growth was largely due to settlement of our dispute with Verance, bringing them back into compliance with our licensing program, and increases in license income from Intellectual Ventures and Verance. Cash flow was strong. We invested more in research and development, began paying quarterly dividends, continued share repurchases, acquired Attributor Corporation, and still ended the year with $39 million in the bank.

Our government business prospered. As a testament to the value of our technology and excellent quality of service to Central Bank customers, we negotiated a 12-year extension to our longstanding contract. We look forward to continuing to safeguard banknotes in this very important program.

Digimarc Discover experienced solid growth in the magazine business, with 41 titles placing 2,100 watermarks in 265 issues throughout the year. This resulted in the processing of over 1.6 million watermarks scanned from magazines this year, up from 65 thousand in 2011. Although the "addressable circulation" of our technology has grown to over 37 million magazine readers, this represents less than 3% of the total U.S. magazine circulation so there is still significant opportunity for growth ahead.

We now have more than 850 issued patents and 400 pending applications. The addition of 20 new patents and 86 applications in 2012 brings our retained "second wave" intellectual property assets up to 36 granted patents with 296 applications pending. We are working hard to lay the foundation for monetization of these assets.

In December, we announced the acquisition of Attributor Corporation, the world leader in ebook anti-piracy solutions. We are very excited to add the Attributor team to the Digimarc family and expect the acquisition to yield many strategic and financial benefits, including increased depth and breadth in our product and service offerings, expanded business relationships with publishers, growth to our customer base, and diversification of revenues.

We believe we are entering a phase of significant expansion in the commercialization of our research and development, both directly through the provision of software and services, and through licensing. Our focus will be on consolidating the fruits of the last fifteen years of R&D into a robust software platform and associated services. We expect to continue to generate substantial patent assets from our increased investment in R&D as we increase commercialization of our investments in the core concept of pervasive intuitive computing that has grown out of our pioneering work in digital watermarking.



9405 SW Gemini Drive, Beaverton, OR 97008 | p: 503.469.4800 f: 503.469.4777 | www.digimarc.com

We are confident that our inventions will foster more complete and engaging relationships between retailers, brands and consumers, providing deeper customer engagement, accountability, and access to critical information about consumers' shopping and consumption characteristics. Supportive market infrastructure continues to evolve, with emerging trends in integrated media marketing, providing consumers with greater flexibility in how, when and where they get products and services, as well as information that helps them make good purchase decisions.

As always, I'm inspired daily by the accomplishments of our extremely talented and dedicated employees. We will continue to provide them with an interesting and challenging work environment that cultivates our company's core values of Caring, Loyalty, Integrity, Innovation and Knowledge.

Thank you for your ongoing support.

Respectfully,



Bruce Davis
Chairman and CEO

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the fiscal year ended December 31, 2012**

**OR**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the transition period from to**

**Commission File Number 001-34108**

# DIGIMARC CORPORATION
**(Exact name of registrant as specified in its charter)**

| **Oregon**<br>**(State or other jurisdiction of incorporation or organization)** | **26-2828185**<br>**(I.R.S. Employer Identification No.)** |
|---|---|

**9405 SW Gemini Drive, Beaverton, Oregon 97008**
**(Address of principal executive offices) (Zip Code)**
**(503) 469-4800**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $0.001 Par Value Per Share** | **The NASDAQ Stock Market LLC** |

**Securities registered pursuant to Section 12(g) of the Act: NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☒ |
| Non-accelerated filer | ☐ (Do not check if a smaller reporting company) | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock, par value $0.001 per share, held by non-affiliates of the registrant, based on the closing price of our common stock on The Nasdaq Global Market on the last business day of the registrant's most recently completed fiscal second quarter (June 29, 2012), was approximately $174 million. Shares of common stock beneficially held by each officer and director have been excluded from this computation because these persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purposes.

As of February 15, 2013, 7,281,983 shares of the registrant's common stock were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's proxy statement pursuant to Regulation 14A (the "Proxy Statement") for its 2013 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K. The registrant intends to file the Proxy Statement not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

## Table of Contents

## PART I

*Unless the context otherwise requires, references in this Annual Report on Form 10-K to (i) "Digimarc," "we," "our" and "us" refer to Digimarc Corporation and (ii) "Old Digimarc" refers to the former Digimarc Corporation, which merged with and into a wholly owned subsidiary of L-1 Identity Solutions, Inc. ("L-1") on August 13, 2008, and its consolidated subsidiaries (other than us).*

*All dollar amounts are in thousands, unless otherwise noted.*

*Digimarc Discover is a registered trademark of Digimarc Corporation. This Annual Report on Form 10-K also includes trademarks and trade names owned by other parties, and all other such trademarks and trade names mentioned in this Annual Report on Form 10-K are the property of their respective owners.*

### ITEM 1: BUSINESS

*The following discussion of Digimarc's business contains forward-looking statements relating to future events or the future financial performance of Digimarc. Our actual results could differ materially from those anticipated in these forward-looking statements. Please see the discussion regarding forward-looking statements included in this Annual Report on Form 10-K in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption "Forward-Looking Statements."*

*The following discussion of our business should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K.*

#### Overview

Until August 1, 2008, we were a wholly owned subsidiary of DMRC LLC, a wholly owned subsidiary of Old Digimarc to which Old Digimarc contributed all of the assets and liabilities related to its digital watermarking business (the "Digital Watermarking Business"), together with all of Old Digimarc's cash, including cash received upon the exercise of stock options. On August 1, 2008 Old Digimarc spun off DMRC LLC. Following the spin-off, DMRC LLC merged with and into DMRC Corporation, and each limited liability company interest of DMRC LLC was converted into one share of common stock of DMRC Corporation. After completion of the acquisition of Old Digimarc by L-1, DMRC Corporation changed its name to Digimarc Corporation. On October 16, 2008, each Old Digimarc record holder received one share of Digimarc common stock for every three and one-half shares of Old Digimarc common stock held by the shareholder as of the spin-off record date, and we became an independent, publicly-traded company owning and operating the Digital Watermarking Business. On April 30, 2010, following our Annual Meeting and approval by our shareholders, we changed our state of incorporation from Delaware to Oregon by means of a merger into a newly formed, wholly owned Oregon subsidiary.

Digimarc Corporation enables governments and enterprises around the world to give digital identities to media and objects that computers can sense and recognize and to which they can react. Our technology provides the means to infuse persistent digital information, perceptible only to computers and digital devices, into all forms of media content. The unique digital identifier placed in media generally persists with it regardless of the distribution path and whether it is copied, manipulated or converted to a different format, and does not affect the quality of the content or the enjoyment or other traditional uses of it. Our technology permits computers and digital devices to quickly identify relevant data from vast amounts of media content.

Our technologies, and those of our licensees, span a range of media content, enabling our customers and those of our partners to:

- Quickly and reliably identify and effectively manage music, movies, television programming, digital images, e-books, documents and other printed materials, especially in light of new non-linear distribution over the internet;

- Deter counterfeiting of money, media and goods, and piracy of e-books, movies and music;
- Support new digital media distribution models and methods to monetize media content;
- Leverage the power of ubiquitous computing to instantly link consumers to a wealth of information and/or interactive experiences related to the media and objects they encounter each day;
- Provide consumers with more choice and access to media content when, where and how they want it;
- Enhance imagery and video by associating metadata or authenticating media content for government and commercial uses; and
- Better secure identity documents to enhance national security and combat identity theft and fraud.

At the core of our intellectual property is a signal processing innovation known as "digital watermarking," which allows imperceptible digital information to be embedded in all forms of digitally designed, produced or distributed media content and some physical objects, including photographs, movies, music, television, personal identification documents, financial instruments, industrial parts and product packages. The digital information can be detected and read by a wide range of computers, mobile phones and other digital devices.

Digital watermarking allows our customers to embed digital data into any media content that is digitally processed at some point during its lifecycle. The technology can be applied to printed materials, video, audio, and images. The inclusion of these digital signals enables a wide range of improvements in security and media management, and new business models for distribution and consumption of media content. Over the years our technology and intellectual property portfolios have grown to encompass many related technologies.

We provide solutions directly and through our licensees. Our proprietary technology has proven to be a powerful element of document security, giving rise to our long-term relationship with a consortium of central banks, which we refer to as the Central Banks, and many leading companies in the information technology industry. We and our licensees have successfully propagated digital watermarking in music, movies, television broadcasts, images and printed materials. Digital watermarks have been used in these applications to improve media rights and asset management, reduce piracy and counterfeiting losses, improve marketing programs, permit more efficient and effective distribution of valuable media content and enhance consumer entertainment and commercial experiences. Banknote counterfeit deterrence was the first commercially successful use of our technologies in a large scale system. More recently, innovations based on our existing digital watermarking technology and experience have been leveraged to create new products to deter counterfeiting and tampering of driver licenses and other government-issued secure credentials. In parallel, our business partners, under patent or technology licenses from us, are delivering digital watermarking solutions to track and monitor the distribution of music, images, television and movies to consumers. In November of 2007, we announced a relationship with The Nielsen Company (US) LLC, or Nielsen, to license our patents in support of Nielsen's industry leading television audience measurement.

On July 1, 2009, we commenced operation of two joint ventures with Nielsen. In connection with these joint ventures, we terminated our 2007 agreement with Nielsen, and entered into the joint venture agreements and a new patent license agreement. In March 2012, Digimarc and Nielsen decided to reduce the investments in their two joint ventures to minimal levels while assessing alternative approaches to achieving each of their goals in the emerging market opportunity of synchronized second screen television.

On October 5, 2010, we entered into a patent licensing arrangement with IV Digital Multimedia Inventions, LLC, a Delaware limited liability company affiliated with Intellectual Ventures ("IV"), pursuant to which we granted an exclusive license to sublicense, subject to pre-existing encumbrances and a grant-back license, an aggregate of approximately 900 of the 1,200 patents and applications held by us noted below in the section titled "Technology and Intellectual Property."

Our business has further expanded in e-commerce with our recent acquisition of Attributor Corporation ("Attributor") the global leader in protecting e-books from online piracy. On December 3, 2012, we acquired Attributor, for a purchase price of $5,600 in cash, subject to certain adjustments, and an additional $900 if certain performance objectives are met. Attributor's Guardian software and services protect book revenue and authors' rights by finding, reporting on, and assisting in removing pirated content found on the Internet. Online book piracy is a growing and global problem, and with emerging e-book standards and the growing popularity of iPads, Kindles and other e-readers, book piracy is expected to grow dramatically. Attributor is building a promising business in this high growth market, and possesses technical skills and market knowledge that will complement our existing organization. We expect the acquisition to provide many strategic and financial benefits.

On December 6, 2012, we entered into a renewal and extension of the Counterfeit Deterrence System Development and License Agreement with the Central Banks through 2024, with a 5 year extension option.

Financial information about geographic areas is included in Note 6 of our Notes to Consolidated Financial Statements.

**Customers and Business Partners**

Our revenue is generated through commercial and government applications of our technology. We generate a majority of our revenue from service and license fees paid to us under long-term contracts with IV, Verance Corporation ("Verance"), the Central Banks, Nielsen, and Civolution. The remainder of our revenue is generated primarily from patent and technology license fees and royalties paid by commercial business partners providing media identification and management solutions to movie studios and music labels, television broadcasters, creative professionals and other customers around the world. Patent and technology licensing is expected to continue to contribute most of the revenue from our non-government customers for the foreseeable future.

In 2012, revenue from government contracts accounted for approximately 24% of our total revenue, and revenue generated under our contract with the Central Banks accounted for substantially all of the revenue generated under our government contracts. Our government contracts typically span one or more base years and multiple option years. Government customers generally have the right to not exercise option periods. As part of our work with government customers, we must comply with and are affected by laws and regulations relating to the award, administration and performance of government contracts. Government contract laws and regulations affect how we do business with our government customers and, in some instances, impose added costs to on our business.

Information about customers that accounted for 10% or more of revenue in the last three years is included in Note 6 of our Notes to Consolidated Financial Statements.

**Products and Services**

We provide media identification and management solutions to commercial entities and government customers and license our technology and patent inventions to other solution providers. Our largest government customer is the Central Banks, with whom we have for the last 14 years been developing, deploying, supporting and continuing to enhance a system to deter digital counterfeiting of currency using personal computers and digital reprographics.

We license primarily to commercial entities who use our technology and patented inventions in the media and entertainment industry. Commercial customers use a range of solutions from our business partners and us to identify, track, manage and protect content as it is distributed and consumed—either digitally or physically—and to enable new consumer applications to access networks and information from personal computers and mobile devices. Many movie studios, record labels, broadcasters, creative professionals and other customers rely on digital watermarking as a cost-effective means to:

- deter piracy and illegal use of movies, music and images;
- protect entertainment content from copyright infringement;
- track and monitor entertainment content for rights usage and licensing compliance;
- monitor advertisements to verify ad placement and measure return on investment;
- enhance information access, search and marketing capabilities related to media content; and
- enable fair and legitimate use of content by consumers.

Digital watermarks are easily embedded into all forms of media and are imperceptible to human senses, but quickly detected by computers, networks or other digital devices like smartphones. Unlike barcodes and tags, a watermarking solution does not require publishers to give up valuable space in magazines and newspapers; nor does it impact the overall layout or aesthetics of the publication. One of our more recent product offerings is the Digimarc Discover™ platform, which delivers a range of rich media experiences to its readers on their smartphones. Unique to the Digimarc Discover platform is its ability to use various content identification technologies as needed, including our patented digital watermarking technology.

The Attributor acquisition gives us more depth and breadth in our product and service offerings, expands our business relations with publishers, giving us participation in the digital, as well as print aspects of the market, increases our customer base and reduces revenue concentration. We expect to expand our offerings to Attributor's book publisher customers to include Digimarc Discover and the use of digital watermarking for copyright protection. The digital editions of magazines continue to take greater share of readership and we intend to explore expanding the Attributor customer base to magazine publishers. We see the potential for this new area of our business to provide significant growth for many years.

As part of our intellectual property marketing and patent monetization efforts, our key objectives in building relationships with potential customers and partners are to:

- make progress toward the realization of our vision and mission;
- expand the scope of our license program;
- more effectively monetize our patent assets;
- encourage large scale adoption of our technologies by industry leaders;
- improve our financial performance;
- increase the scale and rate of growth of our products and services business; and
- lay a foundation for continuing innovation.

Current licensees include, but are not limited to, AlpVision SA, AquaMobile, Arbitron Inc., Civolution, Digital Space, IV, Monic, The Nielsen Company, Signum Technologies, Verance and Verimatrix, Inc.

## Technology and Intellectual Property

We develop intellectual property to differentiate our products and technology, mitigate infringement risks, and develop opportunities for licensing. Our broad patent portfolio covers a wide range of methods, applications, system architectures and business processes.

Most of our patents relate to various methods for embedding and decoding digital information in video, audio and images, whether the content is rendered in analog or digital formats. The digital information is generally embedded by making subtle modifications to the fundamental elements of the content itself, generally at a signal processing level. The changes necessary to embed this information are so subtle that they are generally not noticeable by people during normal use. Because the message is carried by the content itself, it is file-format independent. The embedded digital information generally survives most normal content transformations, including compression, edits, rotation, scaling, re-sampling, file-format transformations, copying, scanning and printing.

Our patent portfolio contains a number of innovations in digital watermarking, pattern recognition (sometimes referred to as "fingerprinting"), digital rights management and related fields. To protect our significant efforts in creating our technology, we have implemented an extensive intellectual property protection program that relies on a combination of patent, copyright, trademark and trade secret laws, and nondisclosure agreements and other contracts. As a result, we believe we have one of the world's most extensive patent portfolios in digital watermarking and related fields, with greater than 1,200 U.S. and foreign patents and pending patent applications as of December 31, 2012. We continue to develop and broaden our portfolio of patented inventions in the fields of media identification and management technology and related applications and systems. We devote significant resources to developing and protecting our inventions and continuously seek to identify and evaluate potential licensees for our patents. The patents in our portfolio have a life of approximately 20 years from invention date, and up to 17 years after the patent has been granted.

For a discussion of activities and costs related to our research and development in the last three years, please read "Research, development and engineering" under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Markets**

Our patented inventions are used in various media identification and management products and solutions supporting a variety of media objects, from movies and music to banknotes and secure credentials. Each media object enabled by our inventions creates the potential for several applications, such as:

- counterfeiting and piracy deterrence;
- content identification and media management;
- authentication and monitoring;
- linking to networks and providing access to information; and
- enhanced services in support of mobile commerce.

We believe the market for most of these applications is in the early stages of development and that existing solutions represent only a small portion of the potential market for our products, services and technology.

Book publishing is a nearly $80 billion industry. E-books share of book publishing has grown exponentially in the last few years and now accounts for approximately 10% of the book publishing market. Attributor has been growing rapidly as the market expanded, and the compound annual growth rate for the last three years for revenues is over 50%. We are projecting another high-growth year in 2013.

**Competition**

No single competitor or small number of competitors dominate our market. Our competitors vary depending on the application of our products and services. Our business partners and we generally compete with non-digital watermarking technologies for the security or marketing budgets of the producers and distributors of media objects, documents, products and advertising. These alternatives include, among other things, encryption-based security systems and technologies and solutions based on fingerprinting and pattern recognition. Our competitive position in digital watermarking applications is strong because of our large, high quality, sophisticated patent portfolio and our substantial and growing amount of intellectual property in related media security and management innovations that span basic technologies, applications, system designs and business processes. Our intellectual property portfolio allows us to use proprietary technologies that are well regarded by our customers and partners and not available to our competitors. We compete based on the variety of features we offer and a traditional cost/benefit analysis against alternative technologies and solutions. We anticipate that our competitive position within some markets may be affected by factors such as reluctance to adopt new technologies and by changes in government regulations.

**Backlog**

Based on projected commitments we have for the periods under contract with our respective customers, we anticipate our current contracts as of December 31, 2012 will generate a minimum of $44 million in revenue through early 2015, the remaining term of these contracts. We expect approximately $27 million of this amount to be recognized as revenue during 2013.

Some factors that lead to increased backlog include:

- contracts with new customers;
- renewals with current customers;
- add-on orders to current customers; and
- contracts with longer contractual periods replacing contracts with shorter contractual periods.

Some factors that lead to decreased backlog include:

- recognition of revenue associated with backlog currently in place;
- contracts with shorter contractual periods replacing contracts with longer contractual periods;
- modifications to existing contracts;
- contract minimum payments ending; and
- contracts ending with existing customers.

The mix of these factors, among others, dictates whether our backlog increases or decreases for any given period. Our backlog may not result in actual revenue in any particular period, because the orders, awards and contracts included in our backlog may be subject to modification, cancellation or suspension. We may not realize revenue on certain contracts, orders or awards included in our backlog or the timing of any realization may change.

**Employees**

At December 31, 2012, we had 124 full-time employees, including 26 in sales, marketing, technical support and customer support; 73 in research, development and engineering, including intellectual property; and 25 in finance, administration, information technology and legal. The total includes 18 full-time employees from our recent acquisition of Attributor. Attributor also contracts with approximately 60 independent contractors.

Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

**Available Information**

We make available free of charge through our website at *www.digimarc.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these and other reports filed or furnished by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we file these materials with the Securities and Exchange Commission.

## ITEM 1A: RISK FACTORS

The following risk factors are those risks of which we are aware and that we consider to be material to our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline. Additionally, we cannot be certain or give any assurance that any actions taken to reduce known risks and uncertainties will be effective.

### RISKS RELATED TO OUR BUSINESS

***(1) A small number of customers account for a substantial portion of our revenue, and the loss of any large contract could materially disrupt our business.***

Historically, we have derived a significant portion of our revenue from a limited number of customers. Five customers, IV, Verance, the Bank for International Settlements (acting on behalf of the Central Banks), Nielsen, and Civolution represented approximately 95% of our revenue for the year ended December 31, 2012. Most of our revenue come from long-term contracts generally having terms of at least three to five years, with some licenses for the life of the associated patents, which could be up to 20 years. The agreements with some of these customers provide minimum or fixed payment obligations that expire within the next few years. Some contracts we enter into contain termination for convenience provisions. If we were to lose such a contract for any reason, or if revenue from variable payment obligations do not replace revenue under the existing fixed payment obligations, our financial results could be adversely affected. For example, in connection with our arrangement with IV, after the second quarter of 2013, the quarterly installments on the license issue fee end. We are not able to reasonably estimate the future cash flow impact of any profit sharing we may earn from IV.

We expect to continue to depend upon a small number of customers for a significant portion of our revenue for the foreseeable future. The loss of, or decline in, orders or backlog from one or more major customers could reduce our revenue and have a material adverse effect on our financial results.

***(2) Although we achieved profitability in the last three years, we may not be able to sustain profitability in the future, particularly if we were to lose large contracts.***

For the year ended December 31, 2012, we generated net income of $8.3 million. Our profit was primarily due to a licensing arrangement with IV that we entered into in the fourth quarter of 2010, which the quarterly payments will end in May 2013, and a lump sum legal settlement for past due royalties from Verance we received in the first quarter of 2012. On a quarterly basis, our operating results have been inconsistent.

Maintaining profitability in the future will depend upon a variety of factors, including our ability to maintain and obtain more significant partnerships like those we have with the Central Banks, Nielsen, IV, Verance and Civolution. Profitability will also depend on growth in revenue of our licensees and our efficiency in executing our business strategy and capitalizing on new opportunities. Various adverse developments, including the loss of large contracts, the expiration of fixed payment obligations on our contracts or cost overruns on our existing contracts, could have a negative effect on our revenue, margins and profitability.

***(3) We may be adversely affected by variability of contracted arrangements.***

We have frequently agreed to modify the terms of contractual arrangements with our customers, partners and licensees in response to changes in circumstances underlying the original contractual arrangements, and it is likely that we will do so in the future. As a result of this practice, the terms of our contractual arrangements with our customers, partners and licensees may vary over time and, depending on the particular modification, could have a material adverse effect on our financial position, results of operations or cash flows.

Some of our customers report royalties to us based on their revenue and their interpretation and allocation of contracted royalty rates. For example, IV reports profit sharing to us based on income earned, which is subject to

IV's interpretation and allocation of revenue and expenses. It is possible that the originally reported royalties and profit sharing could differ materially from those determined by an audit performed by us or a third party, or self-corrected by the customer.

***(4) A significant portion of our current and potential future revenue is subject to commercial and government contracts and development of new markets that may involve unpredictable delays and other unexpected changes. Such volatility and uncertainty might limit our actual revenue in any given quarter or year.***

We derive substantial portions of our revenue from commercial contracts tied to development schedules or development of new markets, which could shift for months, quarters or years as the needs of our customers and the markets in which they participate change. Government agencies and commercial customers also face budget pressures that introduce added uncertainty. Any shift in development schedules, the markets in which we or our licensees participate, or customer procurement processes, which are outside our control and may not be predictable, could result in delays in bookings forecasted for any particular period, could affect the predictability of our quarterly and annual results, and might limit our actual revenue in any given quarter or year, resulting in reduced and less predictable revenue and adversely affecting profitability.

We are also expanding into new markets, which involve inherent risk and unpredictability. Until recent years, our business was focused primarily on digital watermarking and related signal processing technology. Our work in that field dated back to the early 1990s, so that by the time of the 1999 public offering of our predecessor company, we were an established competitor or participant in that area, and had a historical perspective that provided certain advantages. Those advantages continued to grow and serve us as our tenure in the field lengthened.

In recent years, particularly with the proliferation of smartphones and increased demands in the public sector for enhanced covert security options, we have investigated other technologies that may provide attractive future opportunities, for example in the packaging and publishing markets. These generally include technologies that leverage our strength in signal processing and support our vision for intuitive, pervasive computing. As we seek to expand outside our areas of historical expertise, we lack the history and insight that benefited us in the watermarking field. We also lack the size and scale typical of contractors providing products and services to the federal government. While we were in the vanguard of commercial application of digital watermarking, we are not so uniquely poised in these other disciplines. Accordingly, it may be difficult for us to replicate our watermarking success in other technologies we might pursue.

***(5) The market for our products is highly competitive, and alternative technologies or larger companies that compete with us may undermine, limit or eliminate the market for our products' technologies, which would decrease our revenue and profits.***

The markets in which we compete for business are intensely competitive and rapidly evolving. We expect competition to continue from both existing competitors and new market entrants. We face competition from other companies and from alternative technologies, including some of our customers and licensees. Because the market solutions based on our technologies are still in an early stage of development, we also may face competition from unexpected sources.

Alternative technologies that may directly or indirectly compete with particular applications of our watermarking technologies include:

- Encryption—securing data during distribution using a secret code so it cannot be accessed except by authorized users;
- Containers—inserting a media object in an encrypted wrapper, which prevents the media object from being duplicated, used for content distribution and transaction management;

- Traditional anti-counterfeiting technologies—a number of solutions used by many government agencies (that compete for budgetary outlays) designed to deter counterfeiting, including optically sensitive ink, magnetic threads and other materials used in the printing of currencies;
- Image recognition—one or several pre-specified or learned objects or object classes that can be recognized, usually together with their two-dimensional positions in the image or three-dimensional poses in the scene, such as Google Goggles, which provides a stand-alone program illustration of this function;
- Radio frequency tags—embedding a chip that emits a signal when in close proximity with a receiver, used in some photo identification credentials, labels and tags;
- Internet technologies—numerous existing and potential Internet access and search methods are competitive with Digimarc Mobile systems and the searching capabilities of Digimarc for Images;
- Digital fingerprints and signatures—a metric, or metrics, computed solely from a source image or audio or video track, that can be used to identify an image or track, or authenticate the image or track;
- Smart cards—badges and cards including a semiconductor memory and /or processor, used for authentication and related purposes; and
- Bar codes or QR codes—data-carrying codes, typically visible in nature (but may be invisible if printed in ultraviolet- or infrared-responsive inks).

In the competitive environments in which we operate, product generation, development and marketing processes relating to technology are uncertain and complex, and require accurate prediction of demand as well as successful management of various risks inherent in technology development. In light of these uncertainties, it is possible that our failure to successfully accommodate future changes in technologies related to our technology could have a long-term negative effect on our growth and results of operations.

New developments are expected to continue, and discoveries by others, including current and potential competitors, possibly could render our services and products noncompetitive. Moreover, because of rapid technological changes, we may be required to expend greater amounts of time and money than anticipated to develop new products and services, which in turn may require greater revenue streams from those products and services to cover developmental costs. Many of the companies that compete with us for some of our business, as well as other companies with whom we may compete in the future, are larger and may have greater technical, financial, marketing and political resources than we do. These resources could enable these companies to initiate severe price cuts or take other measures in an effort to gain market share or otherwise impede our progress. We may be unable to compete successfully against current or future participants in our market or against alternative technologies, and the competitive pressures we face could decrease our revenue and profits in the future.

***(6) We may not realize all the expected benefits of our patent licensing arrangement with Intellectual Ventures.***

In connection with our patent licensing arrangement with IV, we granted an exclusive license to sublicense a substantial portion of our patent assets to IV in exchange for various strategic and financial benefits. We may not realize all the expected benefits of our patent licensing arrangement with IV, including the expected full payment of the license issue fee, profit participation revenue, reduction of patent prosecution and maintenance costs, and full payment for the assistance we provide to IV with respect to the licensed patents. Any failure to realize these expected benefits could have a material adverse effect on our financial position, results of operations or cash flows. We have given IV control over both prosecution and enforcement of these assets. While IV can seek our assistance and has committed to pay for it, we cannot guarantee that IV will seek our assistance in prosecution, nor enforce the patents to the extent we would.

As provided in the arrangement with IV, we have initiated an audit of the profit participation reports provided by IV to better understand the revenue and expenses IV has included in their calculation of whether we are entitled to any profit participation revenue for 2011, as well as determining whether the expenses included in the calculations are within the terms of the contract. We are currently working through the identified issues through the dispute resolution process provided for in the arrangement.

***(7) We recently completed an acquisition and may acquire or invest in other companies or technologies in the future, which could divert management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.***

We recently completed the acquisition of Attributor Corporation, and we may in the future acquire or invest in businesses, products or technologies that we believe could complement or expand our current product and service offerings, enhance our technical capabilities, expand our operations into new markets or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of our recent or any future acquisition. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. We may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following an acquisition. We also may not achieve the anticipated benefits from an acquired business due to a number of factors, including:

- unanticipated costs or liabilities associated with the acquisition;
- incurrence of acquisition-related costs, which would be recognized as a current period expense;
- inability to generate sufficient revenue to offset acquisition or investment costs;
- the inability to maintain relationships with customers and partners of the acquired business;
- the need to implement additional controls, procedures and policies;
- entry into geographic markets in which we have little or no prior experience, and challenges caused by distance, language and cultural differences;
- differences in foreign labor and employment laws, including classification of employees and contractors;
- disruption of our ongoing business;
- the potential loss of key employees; and
- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

***(8) An increase in our operations outside of the U.S. subjects us to risks additional to those to which we are exposed in our domestic operations.***

We believe that revenue from sales of products and services to commercial, governmental and other customers outside the U.S. could represent a growing percentage of our total revenue in the future. In addition, as a result of our recent acquisition of Attributor Corporation, we may perform certain functions in various jurisdictions outside of the U.S. International operations are subject to a number of risks that can adversely affect our sales of products and services to customers outside of the U.S., or expose us to additional expense or liabilities, including the following:

- difficulties and costs of staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- the effect of laws governing employee and contractor relationships, and the existence of workers' councils and labor unions in some jurisdictions;
- changes in foreign government regulations and security requirements;
- export license requirements, tariffs and taxes;
- trade barriers;
- difficulty in protecting intellectual property;
- difficulty in collecting accounts receivable;
- currency fluctuations;
- longer payment cycles than those for customers in the U.S; and
- political and economic instability

We do not have an extensive operational infrastructure for international business. We generally depend on local or international business partners and subcontractors for performance of substantial portions of our business. These factors may result in greater risk of performance problems or of reduced profitability with respect to our international programs in these markets. In addition, if foreign customers, in particular foreign government authorities, terminate or delay the implementation of our products and services, it may be difficult for us, or we may not be able, to recover our potential losses.

***(9) Our future growth will depend to some extent on our successful implementation of our technology in solutions provided by third parties.***

Our business and strategy rely substantially on deployment of our technology by our licensees and other third-party software developers and original equipment manufacturers. For example, one form of our technology is commonly deployed in image editing applications to permit users of these products to read data embedded in imagery, and thereby identify ownership and discern the identities of image owners. Another form of our technology is used in our anti-counterfeiting products. Our patented inventions are also being deployed as part of Digital Cinema systems to theatres around the world by companies that integrate technologies and subsystems. In addition, we rely on the ability of IV to license our patented inventions to third party licensees pursuant to the patent licensing arrangement we entered into with IV in October 2010. If third parties who include our technology in their products or otherwise license our intellectual property for use in their products cease to do so, or we fail to obtain other partners who will incorporate, embed, integrate or bundle our technology, or these partners are unsuccessful in their efforts, our efforts to expand deployment of our technology and increase licensing revenue would be adversely affected. Consequently, our ability to increase revenue would be adversely affected and we may suffer other adverse effects to our business. In addition, if our technology does not perform according to market expectations, our future sales would suffer as customers seek other alternatives.

***(10) We depend on our management and key employees for our future success. If we are not able to retain, hire or integrate these employees, we may not be able to meet our commitments.***

Our success depends to a significant extent on the performance and continued service of our management and our intellectual property team. The loss of the services of any of these employees could limit our growth or undermine customer relationships.

Due to the high level of technical expertise that our industry requires, our ability to successfully develop, market, sell, license and support our products, services, and intellectual property depends to a significant degree upon the continued contributions of our key personnel in engineering, sales, marketing, operations, legal and licensing, many of whom would be difficult to replace. We believe our future success will depend in large part upon our ability to retain our current key employees and our ability to attract, integrate and retain new personnel in the future. It may not be practical for us to match the compensation some of our employees could garner at other employment. In addition, we may encounter difficulties in hiring and retaining employees because of concerns related to our financial performance or operating results. These circumstances may have a negative effect on the market price of our common stock, and employees and prospective employees may factor in the uncertainties relating to our stability and the value of any equity-based incentives in their decisions regarding employment opportunities and decide to leave our employ. Moreover, our business is based in large part on patented technology, which is a unique and sophisticated signal processing technology. New employees require substantial training, involving significant resources and management attention. Competition for experienced personnel in our business can be intense. If we do not succeed in attracting new, qualified personnel or in integrating, retaining and motivating our current personnel, our growth and ability to deliver products and services that our customers require may be hampered. Although our employees generally have executed agreements containing non-competition clauses, we do not assure you that a court would enforce all of the terms of these clauses or the agreements generally. If these clauses were not fully enforced, our employees could be able to freely join our competitors. Although we generally attempt to control access to and distribution of our proprietary information by our employees, we do not assure you that the confidential nature of our proprietary information will be maintained in the course of such future employment. Any of these events could have a material adverse effect on our financial and business prospects.

***(11) If leading companies in our industry or standard-setting bodies or institutions downplay, minimize or reject the use of our technology, deployment may be slowed and we may be unable to achieve revenue growth, particularly in the media and entertainment sectors.***

Many of our business endeavors, such as our licensing of intellectual property in support of audio and video copy-control applications, can be impeded or frustrated by larger, more influential companies or by standard-setting bodies or institutions downplaying, minimizing or rejecting the value or use of our technology. A negative position by these companies, bodies or institutions, if taken, may result in obstacles for us that we would be incapable of overcoming and may block or impede the adoption of digital watermarking, particularly in the media and entertainment market. In addition, potential customers in the media and entertainment industry may delay or reject initiatives that relate to deployment of our technology. Such a development would make the achievement of our business objectives in this market difficult or impossible.

***(12) We are subject to risks encountered by companies developing and relying upon new technologies, products and services for substantial amounts of their growth or revenue.***

Our business and prospects must be considered in light of the risks and uncertainties to which companies with new and rapidly evolving technology, products and services are exposed. These risks include the following:

- we may be unable to develop sources of new revenue or sustainable growth in revenue because our current and anticipated technologies, products and services may be inadequate or may be unable to attract or retain customers;
- the intense competition and rapid technological change in our industry could adversely affect the market's acceptance of our existing and new products and services;
- we may be unable to develop and maintain new technologies upon which our existing and new products and services are dependent in order for our products and services to be sustainable and competitive and in order for us to expand our revenue and business; and
- our licensees may not be able to successfully enter new markets or grow their businesses, limiting the royalties payable to us and our associated revenue and profits.

Some of our key technology and solutions from our patent or technology licensees are in the development stage. Consequently, products incorporating our technology and solutions are undergoing technological change and are in the early stages of introduction in the marketplace. Delays in the adoption of these products or adverse competitive developments may result in delays in the development of new revenue sources or the growth in our revenue. In addition, we may be required to incur unanticipated expenditures if product changes or improvements are required. Moreover, new industry standards might redefine the products that we or our licensees are able to sell, especially if these products are only in the prototype stage of development. If product changes or improvements are required, success in marketing these products by us or our licensees and achieving profitability from these products could be delayed or halted. We also may be required to fund any changes or improvements out of operating income, which could adversely affect our profitability.

***(13) We may not be able to adequately protect or enforce our intellectual property, and we may be subject to infringement claims and other litigation, which could adversely affect our business.***

Our success depends in part on licensing our proprietary technology. To protect our intellectual property portfolio, we rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements. Unlicensed copying and use of our intellectual property or infringement of our intellectual property rights may result in the loss of revenue to us. Although we devote significant resources to developing and protecting our technologies, and evaluating potential competitors of our technologies for infringement of our intellectual property rights, these infringements may nonetheless go undetected or may arise in the future.

We face risks associated with our patent position, including the potential need from time to time to engage in significant legal proceedings to enforce our patents, the possibility that the validity or enforceability of our patents may be challenged, and the possibility that third parties will be able to compete against us without infringing our patents. Our recently resolved litigation with Verance, which brought a declaratory judgment action alleging that certain of our patents are invalid or not infringed, is an example. Budgetary concerns may cause us not to file or continue litigation against known infringers of our patent rights, or may cause us not to file for, or pursue, patent protection for all of our inventive technology, in jurisdictions where they may have value. Some governmental entities that might infringe our intellectual property rights may enjoy sovereign immunity from such claims. Failure to reliably enforce our patent rights against infringers may make licensing more difficult. If we fail to protect our intellectual property rights and proprietary technology adequately, if there are changes in applicable laws that are adverse to our interests, or if we become involved in litigation relating to our intellectual property rights and proprietary technology or relating to the intellectual property rights of others, our business could be seriously harmed because the value ascribed to our intellectual property could diminish and result in a lower stock price, or we may incur significant costs in bringing legal proceedings against third parties who are infringing our patents.

Effective protection of intellectual property rights may be unavailable or limited. Patent protection throughout the world is generally established on a country-by-country basis. We have applied for patent protection in the U.S. and in various other countries. We do not assure you, however, that pending patents will be issued or that issued patents will be valid or enforceable. Failure to obtain these patents or failure to enforce those patents that are obtained may result in a loss of revenue to us. We do not assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technologies, duplicate our services or design around any of our patents or other intellectual property rights.

In the ordinary course of building strategic business relationships with potential partners we may encounter companies that we believe are infringing on our patent portfolio. When we encounter these companies we believe are infringing, we try to negotiate a license to our patents. If we are unable to negotiate a license and continue to believe they are infringing on our patents, we may file a lawsuit and incur legal fees in the process.

Patents have finite lives, and our ability to continue to commercially exploit our patents is limited to the term of the patents. Our earliest patents began expiring in July 2012. The size and strength of our portfolio depends on the number of patents that have been granted, offset by the number of patents that expire, in any given year. We continue to grow our patent portfolio, but we do not assure you that we will be able to exploit newer patents to the extent that we have our earlier patents.

We are the exclusive licensee under some third-party patents, and may need the assistance of these parties if we choose to enforce any of these patent rights. The cooperation of these third parties cannot be assured. Although we rely on some of these technologies for our products or for our licenses to third parties to date, the licensed patents have not been material to our operations.

As more companies engage in business activities relating to digital watermarking, and develop corresponding intellectual property rights, it is increasingly likely that claims may arise which assert that some of our products or services infringe upon other parties' intellectual property rights. These claims could subject us to costly litigation and divert management resources. These claims may require us to pay significant damages, cease production of infringing products, terminate our use of infringing technology or develop non-infringing technologies. In these circumstances, continued use of our technology may require that we acquire licenses to the intellectual property that is the subject of the alleged infringement, and we might not be able to obtain these licenses on commercially reasonable terms or at all. Our use of protected technology may result in liability that threatens our continuing operation.

Some of our contracts include indemnity and similar provisions regarding our non-infringement of third-party intellectual property rights. As deployment of our technology increases, and more companies enter our markets, the likelihood of a third party lawsuit resulting from these provisions increases. If an infringement arose in a context governed by such a contract, we may have to refund to our customer amounts already paid to us or pay significant damages, or we may be sued by the party whose intellectual property has allegedly been infringed upon.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, directors, consultants and corporate partners, and attempt to control access to and distribution of our technology, solutions, documentation and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technology, solutions or other proprietary information or independently develop similar technologies, solutions or information. The steps that we have taken to prevent misappropriation of our solutions, technology or other proprietary information may not succeed.

***(14) If our revenue models and pricing structures relating to products and services that are under development do not gain market acceptance, the products and services may fail to attract or retain customers and we may not be able to generate new revenue or sustain existing revenue.***

Some of our business involves embedding digital watermarks in traditional and digital media, including secure documents, audio, video and imagery, and licensing our intellectual property. Our revenue stream is based primarily on a combination of development, consulting, subscription and license fees from a variety of media identification and management applications. We also launched our Digimarc Discover initiative during 2011, which incorporates new business and pricing models for licensing access to our online services portal and value added service providers. We have not fully developed revenue models for some of these future digital watermarking applications and licensing endeavors. Because some of our products and services are not yet well-established in the marketplace, and because some of these products and services will not directly displace existing solutions, we cannot be certain that the pricing structure for these products and services will gain market acceptance or be sustainable over time or that the marketing for these products and services will be effective.

***(15) If we are unable to respond to regulatory or industry standards effectively, or if we are unable to develop and integrate new technologies effectively, our growth and the development of our products and services could be delayed or limited.***

Our future success will depend in part on our ability to enhance and improve the responsiveness, functionality and features of our products and services, and those of our business partners, in accordance with regulatory or industry standards. Our ability to remain competitive will depend in part on our ability to influence and respond to emerging industry and governmental standards in a timely and cost-effective manner. If we are unable to influence these or other standards or respond to these standards effectively, our growth and the development of various products and services could be delayed or limited.

Our market is characterized by new and evolving technologies. The success of our business will depend on our ability to develop and integrate new technologies effectively and address the increasingly sophisticated technological needs of our customers in a timely and cost-effective manner. Our ability to remain competitive will depend in part on our ability to:

- enhance and improve the responsiveness, functionality and other features of the products and services we offer or plan to offer;
- continue to develop our technical expertise; and
- develop and introduce new services, applications and technologies to meet changing customer needs and preferences and to integrate new technologies.

We do not assure you that we will be successful in responding to these technological and industry challenges in a timely and cost-effective manner. If we are unable to develop or integrate new technologies effectively or respond to these changing needs, our margins could decrease, and our release of new products and services and the deployment of our watermarking technology could be adversely affected.

***(16) We may need to retain additional employees or contract labor in the future in order to take advantage of new business opportunities arising from increased demand, which could increase costs and impede our ability to achieve or sustain profitability in the short term.***

We have staffed our company with the intent of achieving and sustaining profitability. Our current staffing levels could affect our ability to respond to increased demand for our services. In addition, to meet any increased demand and take advantage of new business opportunities in the future, we may need to increase our workforce through additional employees or contract labor. Although we believe that increasing our workforce would potentially support anticipated growth and profitability, it would increase our costs. If we experience such an increase in costs, we may not succeed in achieving or sustaining profitability in the short term.

***(17) The terms and conditions of our contracts could subject us to damages, losses and other expenses if we fail to meet delivery and other performance requirements.***

Our service contracts typically include provisions imposing:

- development, delivery and installation schedules and milestones;
- customer acceptance and testing requirements; and
- other performance requirements.

To the extent these provisions involve performance over extended periods of time, risks of noncompliance may increase. From time to time we have experienced delays in system implementation, timely acceptance of programs, concerns regarding program performance and other contractual disputes. If we fail to meet contractual milestones or other performance requirements as promised, or to successfully resolve customer disputes, we could incur liability for damages, as well as increased costs, lower margins, or compensatory obligations in addition to other losses, such as harm to our reputation. Any unexpected increases in costs to meet our contractual obligations or any other requirements necessary to address claims and damages with regard to our customer contracts could have a material adverse effect on our business and financial results.

***(18) Products deploying our technology could have unknown defects or errors, which may give rise to claims against us, divert application of our resources from other purposes or increase our project implementation and support costs.***

Products and services as complex as those we offer or develop may contain undetected defects or errors. Furthermore, we often provide complex implementation, integration, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our products. Despite testing, defects or errors in our products and services may occur, which could result in delays in the development and implementation of products and systems, inability to meet customer requirements or expectations in a timely manner, loss of revenue or market share, increased implementation and support costs, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs, increased service and warranty costs and warranty or breach of contract claims. Although we attempt to reduce the risk of losses resulting from warranty or breach of contract claims through warranty disclaimers and liability limitation clauses in our sales agreements when we can, these contractual provisions are sometimes not included and may not be enforceable in every instance. If a court refuses to enforce the liability limiting provisions of our contracts for any reason, or if liabilities arise that were not contractually limited or adequately covered by insurance, the expense associated with defending these actions or paying the resultant claims could be significant.

***(19) The security systems used in our product and service offerings may be circumvented or sabotaged by third parties, which could result in the disclosure of sensitive information or private personal information or cause other business interruptions that could damage our reputation and disrupt our business.***

Our business relies on computers and other information technologies, both internal and at customer locations. The protective measures that we use may not prevent security breaches, and failure to prevent security breaches may disrupt our business, damage our reputation, and expose us to litigation and liability. A party who is able to circumvent security measures could misappropriate sensitive or proprietary information or materials or cause interruptions or otherwise damage our products, services and reputation, and the property of our customers. If unintended parties obtain sensitive data and information, or create bugs or viruses or otherwise sabotage the functionality of our systems, we may receive negative publicity, incur liability to our customers or lose the confidence of our customers, any of which may cause the termination or modification of our contracts. Further, our insurance coverage may be insufficient to cover losses and liabilities that may result from these events.

In addition, we may be required to expend significant capital and other resources to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches. Any protection or remedial measures may not be available at a reasonable price or at all, or may not be entirely effective if commenced.

***(20) We are periodically involved in the ordinary course of business in litigation, and an adverse resolution of such litigation may adversely affect our business, financial condition, results of operations, and cash flows.***

From time to time, in our normal course of business, we are a party to various legal claims, actions and complaints. As part of our patent licensing program, we bring claims or counterclaims of patent infringement to enforce our patent rights. Given the uncertain nature of litigation, we are not able to estimate the amount or range of gain or loss that could result from an outcome of litigation. Litigation can be expensive, lengthy, and disruptive to normal business operations. The results of complex legal proceedings are often uncertain and difficult to predict. We could incur costs in excess of any currently established accruals and, to the extent available, excess liability insurance. An unfavorable outcome in any legal proceedings could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

## RISKS RELATED TO OUR CAPITAL STOCK

***(21) Our common stock price may be volatile, and you could lose all or part of your investment in shares of our common stock.***

The price of shares of our common stock may fluctuate as a result of changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on the price of shares of our common stock include:

- the public's reaction to our public disclosures;
- actual or anticipated changes in our operating results or future prospects;
- potential changes from originally reported royalties by customers resulting from an audit performed by us or a third party, or self-corrected by the customer;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- impact of acquisitions on our liquidity and financial performance;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles applicable to us;
- conditions of the industry as a result of changes in financial markets or general economic or political conditions;
- the failure of securities analysts to cover our common stock in the future, or changes in financial estimates by analysts;
- changes in analyst recommendations or earnings estimates regarding us, other comparable companies or the industry generally, and our ability to meet those estimates;
- future issuances of our common stock or the perception that future sales could occur; and
- volatility in the equity securities market.

***(22) Our common stock price may increase or decrease on material news or developments.***

As a thinly-traded microcap company, volatility in the equity securities market may disproportionately affect swings in our stock price, upward and downward, on positive and negative developments. Over the past year, we have had significant fluctuations, primarily downward push on our stock price and market capitalization despite positive developments, including the $8.0 million past due royalties payment from Verance received in the first quarter of 2012 in connection with the resolution of our litigation. In contrast, in connection with our arrangement with IV, after the second quarter of 2013, the quarterly installments on the license issue fee end, and we are not able to reasonably estimate the future cash flow impact of any profit sharing we may earn from IV, which may or may not have an effect on our stock price. We suspect that the effects of computerized trading also exacerbate fluctuations in our stock price.

***(23) Our corporate governance documents, our rights agreement and Oregon law may delay or prevent an acquisition of us that shareholders may consider favorable, which could decrease the value of your shares.***

Our articles of incorporation and bylaws and Oregon law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include supermajority voting requirements for shareholders to amend our organizational documents and limitations on actions by our shareholders by written consent. In addition, our board of directors has the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. On July 31, 2008, our Board of Directors adopted a rights agreement pursuant to which one onehundredth (1/100) of a preferred stock purchase right will be issued for each outstanding share of our common stock. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board of Directors. Oregon law also restricts the ability to vote shares of stock acquired in a transaction that causes the acquiring person to control at least one-fifth, one-third or one-half of the votes entitled to be cast in the election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. Although we believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some shareholders.

## ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

## ITEM 2: PROPERTIES

We lease our principal administrative, marketing, research, and intellectual property development facility, which is approximately 46,000 square feet in size and located in Beaverton, Oregon. In May 2010 we entered into an amendment with the landlord to extend the length of our facilities lease through August 2016.

We assumed the existing facilities lease agreement for Attributor in San Mateo, California which is approximately 3,500 square feet in size. The original lease term has been extended through April 2013 and we are currently in negotiations to establish a new agreement with the landlord.

See Note 10 of our Notes to Consolidated Financial Statements for further lease related disclosures.

## ITEM 3: LEGAL PROCEEDINGS

We are subject from time to time to legal proceedings and claims arising in the ordinary course of business

Our newly acquired subsidiary, Attributor, is a defendant in a patent infringement lawsuit brought by Blue Spike, LLC (E.D. Texas, Civil Action No: 6:12-cv-540). The case was brought against Attributor in August 2012, and was consolidated with other lawsuits brought by Blue Spike into Civil Action No. 6:12-cv-00499.

Blue Spike asserted infringement by Attributor of four patents. Attributor filed an answer denying that it has infringed any valid claim of the patents in suit, and asserting specified defenses, including non-infringement and invalidity.

The court is consolidating cases that Blue Spike brought against over sixty defendants into one case. After that process is complete, a schedule should be set.

Blue Spike has not alleged a specific amount of monetary damages in its Complaint.

## ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURTIES

Our common stock began trading on the Nasdaq Stock Market LLC in October 2008 under the symbol "DMRC." The closing price of our common stock on the Nasdaq Global Market was $22.94 on February 15, 2013. The following table lists the high and low sales prices of our common stock for the periods indicated, as reported by The Nasdaq Global Market.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | High | Low | High | Low |
| First quarter | $32.10 | $24.34 | $31.55 | $24.03 |
| Second quarter | $30.25 | $23.55 | $35.47 | $24.58 |
| Third quarter | $28.05 | $21.06 | $43.82 | $25.38 |
| Fourth quarter | $22.80 | $17.68 | $29.31 | $21.00 |

At February 15, 2013, we had 210 shareholders of record of our common stock, as shown in the records of our transfer agent. Since many holders hold shares in "street name," we believe that there is a significantly larger number of beneficial owners of our common stock than the number of record holders.

No dividends were declared or paid on our capital stock during the year end December 31, 2011. For the year end December 31, 2012, our Board of Directors declared and paid the following dividends per common share (thousandths, except per share data):

| Declaration Date | Dividend Per Common Share | Record Date | Total Amount | Payment Date |
|---|---|---|---|---|
| April 26, 2012 | $0.11 | May 11, 2012 | $779 | May 25, 2012 |
| July 26, 2012 | $0.11 | August 10, 2012 | $784 | August 24, 2012 |
| October 23, 2012 | $0.11 | November 6, 2012 | $783 | November 20, 2012 |

In November 2011, our Board of Directors approved a stock repurchase programs authorizing the purchase, at the discretion of management, of shares of up to $5.0 million of our common stock for a one year period through periodic open-market or private transactions at then-prevailing market prices. In December 2012, the program was extended through December 31, 2013. As of December 31, 2012, we had repurchased 43,293 shares under this program at an aggregate purchase price of $1.0 million.

On January 26, 2011, the Company repurchased 552,536 shares of its common stock from Koninklijke Philips Electronics, N.V., in a privately negotiated transaction. The shares were purchased for an aggregate price of $14.9 million, including transaction fees.

In addition to the stock repurchase program described above, we withhold (repurchase) shares of common stock in connection with the vesting of restricted shares from time to time, and we repurchase shares in connection with stock option exercises, to cover the exercise prices and taxes. For the three-month period ended December 31, 2012, we withheld 10,737 shares in connection with stock option exercises for an aggregate purchase price of $212.

The following table sets forth information regarding purchases of our equity securities during the three-month period ended December 31, 2012:

| Period | (a) Total number of shares purchased (1) | (b) Average price paid per share (1) | (c) Total number of shares purchased as part of publicly announced plans or programs | (d) Approximate dollar value) of shares that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| Month 1 | | | | |
| October 1, 2012 to October 31, 2012 | 9,192 | $19.52 | — | $4.2 million |
| Month 2 | | | | |
| November 1, 2012 to November 30, 2012 | 8,360 | $20.37 | — | $4.2 million |
| Month 3 | | | | |
| December 1, 2012 to December 31, 2012 | 11,577 | $18.94 | 10,690 | $4.0 million |
| Total | 29,129 | $19.53 | 10,690 | |

(1) Includes 18,439 fully vested restricted stock shares of common stock withheld (purchased) by us in satisfaction of required withholding tax liability and 10,690 common stock repurchased under the stock repurchase program.

## STOCK PERFORMANCE GRAPH

The following graph compares the performance of our common stock with the performance of (i) the Nasdaq U.S. Index and (ii) a peer group selected by us. The comparison assumes $100 was invested on October 17, 2008, the first day of trading in our common stock at the closing price on that date and in each of the two indices at the closing price on that date, and assumes reinvestment of any dividends. We believe that the companies in the peer group are comparable to us in terms of line-of-business, market capitalization, revenue, and number of employees, and therefore, comprise an appropriate peer group for purposes of comparing stock performance. The comparisons in the graph are based on historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return
$350
$300
$250
$200
$150
$100
$50
$0
10/17/08
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Digimarc Corporation
Nasdaq Index
Peer Group


| Company Name / Index | Base Period 10/17/08 | INDEXED RETURNS Years Ending 12/31/08 | 12/31/09 | 12/31/10 | 12/31/11 | 12/31/12 |
|---|---|---|---|---|---|---|
| **Digimarc Corporation** | **100** | 106.03 | 158.62 | 317.57 | 252.80 | 222.45 |
| **Nasdaq Index** | **100** | 92.15 | 128.39 | 151.91 | 153.96 | 172.93 |
| **Peer Group** | **100** | 88.34 | 135.54 | 208.44 | 179.89 | 204.43 |

**Companies included in the Peer Group index of the stock performance graph are as follows(1):**

| | | |
|---|---|---|
| 8X8 INC | IMMERSION CORPORATION | PROS HOLDDINGS INC |
| CALLIDUS SOFTWARE INC | KEYNOTE SYSTEMS INC | SUPPORT.COM INC |
| DTS INC | ORBCOMM INC | WAVE SYSTEMS CORP |
| GLU MOBILE INC | PDF SOLUTIONS INC | ZIX CORPORATION |
| GUIDANCE SOFTWARE | PERVASIVE SOFTWARE INC | |

(1) The peer group does not include seven companies from our 2011 peer group: DemandTec Inc., which was acquired in 2012; and Bitstream Inc., Ditech Networks Inc., Insignia Systems Inc., Selectica Inc., Versant Corp. and Warwick Valley Telephone Co., each of which no longer meet the criteria to be included in our peer group.

## ITEM 6: SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this report.

On August 1, 2008, Old Digimarc ("predecessor") spun off its wholly owned subsidiary, DMRC LLC, which was formed in anticipation of the spin-off and held all of the assets and liabilities of Old Digimarc's Digital Watermarking Business. We changed our name back to Digimarc Corporation shortly after the spin-off.

Until August 1, 2008, we were a wholly owned subsidiary of DMRC LLC, which immediately prior to the spin-off was a wholly owned subsidiary of Old Digimarc. DMRC LLC was formed in Delaware on June 18, 2008, in anticipation of the spin-off of the Digital Watermarking Business. Prior to the spin-off, in a transaction which we refer to as the restructuring, Old Digimarc contributed all of the assets and liabilities related to its Digital Watermarking Business, together with all of Old Digimarc's cash, including cash received upon the exercise of stock options, to DMRC LLC. The restructuring did not result in the loss of any significant Digital Watermarking Business customers or contracts.

Following the restructuring, all of the limited liability company interests of DMRC LLC were transferred to a newly created trust for the benefit of Old Digimarc record holders on the basis of one limited liability company interest of DMRC LLC for every three and one-half shares of Old Digimarc common stock held by the shareholder as of the spin-off record date and time. DMRC LLC then merged with and into DMRC Corporation, and each limited liability company interest of DMRC LLC was converted into one share of common stock of DMRC Corporation. After completion of the acquisition of Old Digimarc by L-1, DMRC Corporation changed its name to Digimarc Corporation. As a result, upon effectiveness of the Form 10 on October 16, 2008, each Old Digimarc record holder received one share of Digimarc common stock for every three and one-half shares of Old Digimarc common stock held by the shareholder as of the spin-off record date and time, and we became an independent, publicly-traded company owning and operating the Digital Watermarking Business.

The following tables set forth our selected financial information as of and for each of the years in the five-year period ended December 31, 2012, which has been derived from audited financial statements as of December 31, 2012, 2011, 2010, 2009 and 2008, and as of August 1, 2008, and years ended December 31, 2012, 2011, 2010 and 2009; and for the periods August 2, 2008 through December 31, 2008 and January 1, 2008 through August 1, 2008. The selected predecessor financial information presented may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly-traded company during the period presented.

**Statement of Operations Data (1)**

| | Successor | Successor | Successor | Successor | Successor | Predecessor (2) | Total* |
|---|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | | | | Year Ended December 31, |
| | 2012 | 2011 | 2010 | 2009 | Period August 2, 2008 through December 31, 2008 | Period January 1, 2008 through August 1, 2008 | 2008 |
| Revenue | $44,375 | $36,039 | $31,150 | $19,071 | $7,832 | $11,950 | $19,782 |
| Gross profit percentage | 85% | 81% | 78% | 67% | 70% | 69% | 70% |
| Operating income (loss) | $14,594 | $ 6,389 | $ 6,151 | $ (2,565) | $ (357) | $ 836 | $ 479 |
| Net income (loss) | $ 8,272 | $ 5,656 | $ 4,174 | $ (2,757) | $ 76 | $ 1,415 | $ 1,491 |
| Earnings (loss) per common share: | | | | | | | |
| Net income (loss) per common share—basic | $ 1.16 | $ 0.84 | $ 0.59 | $ (0.39) | $ 0.01 | | |
| Net income (loss) per common share—diluted | $ 1.12 | $ 0.76 | $ 0.55 | $ (0.39) | $ 0.01 | | |
| Weighted average common shares outstanding—basic | 6,757 | 6,741 | 7,120 | 7,140 | 7,156 | | |
| Weighted average common shares outstanding—diluted | 6,989 | 7,430 | 7,623 | 7,140 | 7,156 | | |
| Cash dividends declared per common share | $ 0.33 | $ — | $ — | $ — | $ — | | |
| Pro-forma earnings (loss) per common share: | | | | | | | |
| Net income (loss) per common share—basic and diluted | | | | | | $ 0.20 | $ 0.21 |
| Weighted average common shares outstanding—basic and diluted | | | | | | 7,143 | 7,143 |

* Used for comparative purposes

**Balance Sheet Data (1)**

| | Successor | Successor | Successor | Successor | Successor | Predecessor (2) |
|---|---|---|---|---|---|---|
| | As of December 31, | | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 | As of August 1, 2008 |
| Cash, cash equivalents and short-term marketable securities | $32,269 | $25,663 | $34,781 | $42,786 | $40,168 | $54,749 |
| Long-term marketable securities | $ 6,787 | $ 7,715 | $11,163 | $ — | $ 5,744 | $ — |
| Total assets | $57,331 | $45,793 | $55,765 | $50,483 | $52,441 | $64,111 |
| Long-term liabilities | $ 673 | $ 464 | $ 525 | $ 99 | $ 257 | $ 237 |
| Redeemable preferred stock | $ 50 | $ 50 | $ 50 | $ 50 | $ 50 | $ — |

(1) The Old Digimarc/L-1 merger agreement provided that all cash and cash equivalents, short-term marketable securities and restricted cash, collectively referred to as the aggregate cash, of Old Digimarc was treated as cash retained by Digimarc in its carved-out financial statements. As a result, the presentation of the financial statements and operating data of Digimarc during the carve-out periods reflect the cash flow of Old Digimarc, including its Secure ID Business, combined with Digimarc.

(2) The predecessor financial statements include certain accounts of Old Digimarc and the assets, liabilities and results of operations of Old Digimarc's Digital Watermarking Business that were separated, or "carved-out," from Old Digimarc. The operating expenses included in the predecessor financial statements include proportional allocations of various shared services common costs of Old Digimarc because specific identification of the expenses was not practicable. The common costs include expenses from Old Digimarc related to various operating shared services cost centers, including: executive, finance and accounting, human resources, legal, marketing, intellectual property, facilities and information technology. Management believes that the assumptions underlying the predecessor financial statements are reasonable.

The financial information in the predecessor financial statements does not include all of the expenses that would have been incurred had the predecessor been a separate, stand-alone public entity. As such, the predecessor financial information does not reflect the financial position, results of operations and cash flows of Digimarc's current business had the predecessor operated as a separate, stand-alone public entity during the period presented in the predecessor financial statements. Additionally, the predecessor financial statements include proportional allocations of various shared services common costs of Old Digimarc because specific identification of these expenses was not practicable. Operating costs of Digimarc on a stand-alone basis have been higher than those allocated to the predecessor operations under the shared services methodology applied in the predecessor financial statements. Consequently, the financial position, results of operations and cash flows reflected in the predecessor financial statements may not be indicative of those that would have been achieved had the predecessor operated as a separate, stand-alone entity for the period reflected in the predecessor financial statements.

## ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or the future financial performance of Digimarc, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Please see the discussion regarding forward-looking statements included at the end of this discussion, under the caption "Forward-Looking Statements" and Item 1A, "Risk Factors" for a discussion of some of the uncertainties, risks and assumptions associated with these statements.*

*The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K.*

*All dollar amounts are in thousands, unless otherwise noted.*

### Overview

Digimarc Corporation enables governments and enterprises around the world to give digital identities to media and objects that computers can sense and recognize and to which they can react. Our technology provides the means to infuse persistent digital information, perceptible only to computers and digital devices, into all forms of media content. The unique digital identifier placed in media generally persists with it regardless of the distribution path and whether it is copied, manipulated or converted to a different format, and does not affect the quality of the content or the enjoyment or other traditional uses of it. Our technology permits computers and digital devices to quickly identify relevant data from vast amounts of media content.

Our business has further expanded in e-commerce with our recent acquisition of Attributor Corporation ("Attributor"). Digimarc Guardian℠ (formerly Attributor Guardian) software and services protect book revenue and authors' rights by finding, reporting on, and assisting in removing pirated content found on the Internet. Online book piracy is a growing and global problem, and with emerging e-book standards and the growing popularity of iPads, Kindles and other e-readers, book piracy is expected to grow dramatically. Attributor is building a promising business in this high growth market, and possesses technical skills and market knowledge that will complement our existing organization. We expect the acquisition to provide many strategic and financial benefits.

Our growth strategy encompasses both our government and commercial businesses. We plan additional investment in research and development of a commercial mobile platform that boosts device specific capabilities.

To protect our significant efforts in creating our technology, we have implemented an extensive intellectual property protection program that relies on a combination of patent, copyright, trademark and trade secret laws, and nondisclosure agreements and other contracts. As a result, we believe we have one of the world's most extensive patent portfolios in the field of digital watermarking and related fields, with greater than 1,200 U.S. and foreign patents and pending patent applications as of December 31, 2012. We continue to develop and broaden our portfolio of patented technology in the fields of media identification and management technology and related applications and systems. We devote significant resources to developing and protecting our inventions and continuously seek to identify and evaluate potential licensees for our patents.

### Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, fixed assets, goodwill, intangible assets, income taxes, long-term service contracts, marketable securities, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions we believe to be reasonable in the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Some of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition on long-term service contracts, revenue recognition on license and subscription arrangements, goodwill, impairments and estimation of useful lives of long-lived assets, contingencies and litigation, patent costs, stock-based compensation and income taxes (valuation allowance). We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

**Revenue recognition:**

We derive our revenue primarily from development services and licensing of our patent portfolio:

- Service revenue consists primarily of software development and consulting services. The majority of service revenue arrangements are structured as time and materials consulting agreements and fixed price consulting agreements.
- License revenue, including royalty revenue, originates primarily from licensing our technology and patents where we receive royalties as an income stream. Subscription revenue, which includes subscriptions for products and services, are more recurring in nature.

Revenue is recognized in accordance with Accounting Standards Codification ("ASC") 605 "*Revenue Recognition*" and 985 "*Software*" when the following four criteria are met:

(i) persuasive evidence of an arrangement exists,

(ii) delivery has occurred,

(iii) the fee is fixed or determinable, and

(iv) collection is reasonably assured.

Some customer arrangements encompass multiple deliverables, such as patent license, professional services, software subscriptions, and maintenance fees. For arrangements that include multiple deliverables, we identify separate units of accounting at inception based on the consensus reached under ASC 605-25 "*Multiple-Element Arrangements*," which provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting using the relative selling price method.

The relative selling price method allocates the consideration based on our specific assumptions rather than assumptions of a marketplace participant, and any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

Applicable revenue recognition criteria are considered separately for each separate unit of accounting as follows:

- Revenue from professional service arrangements is generally determined based on time and materials. Revenue for professional services is recognized as the services are performed. Billing for services rendered generally occurs within one month after the services are provided.
- License revenue is recognized when amounts owed to Digimarc have been earned, are fixed or determinable (within our normal 30 to 60 day payment terms), and collection is reasonably assured. If the payment terms extend beyond our normal 30 to 60 days, the fee may not be considered to be fixed or determinable, and the revenue would then be recognized when installments are due.
  - We record revenue from certain license agreements upon cash receipt as a result of collectability not being reasonably assured.

- Our standard payment terms for license arrangements are 30 to 60 days. Extended payment terms increase the likelihood we will grant a customer a concession, such as reduced license payments or additional rights, rather than hold firm on minimum commitments in an agreement to the point of losing a potential advocate and licensee of patented technology in the marketplace. Extended payment terms on patent license arrangements are not considered to be fixed or determinable if payments are due beyond our standard payment terms, primarily because of the risk of substantial modification present in our patent licensing business. As such, revenue on license arrangements with extended payment terms are recognized as fees become fixed and determinable.

- Subscription revenue, which includes subscriptions for products and services, is generally paid in advance and recognized over the term of the license or service period, which is generally one month to 24 months.

Deferred revenue consists of billings in advance for professional services, licenses and subscriptions for which revenue has not been earned.

**Goodwill:** We account for business combinations under the acquisition method of accounting in accordance with ASC 805, "*Business Combinations*," where the total purchase price, which includes contingent consideration, is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates.

Contingent consideration is recorded at the acquisition date based upon the estimated fair value of the contingent payments. The fair value of the contingent consideration is re-measured each reporting period with any adjustments in fair value being recognized in earnings from operations.

The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

We review goodwill in June of each year, or on an interim basis if required, for impairment to determine if events or changes in business conditions indicate that the carrying value of the goodwill may not be recoverable. Such reviews assess the fair value of the assets compared to the carrying values.

**Impairments and estimation of useful lives of long-lived assets:** We periodically assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360 "*Property, Plant and Equipment.*" This statement requires that long-lived assets, including definite-lived intangible assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Also, we periodically review the useful lives of long-lived assets whenever events or changes in circumstances indicate that the useful life may have changed. If the estimated useful lives of the assets do change, we adjust the depreciation or amortization period to a shorter or longer period, based on the circumstances identified.

**Contingencies and litigation:** We periodically evaluate all pending or threatened contingencies or commitments, if any, that are reasonably likely to have a material adverse effect on our operations or financial position. We assess the probability of an adverse outcome and determine if it is remote, reasonably possible or probable as defined in accordance with the provisions of ASC 450 "*Contingencies.*" If information available prior to the issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then the loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to ASC 450 are not met, but the probability of an adverse outcome is at least reasonably possible, we will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

**Patent costs:** Costs associated with the application and award of patents in the U.S. and various other countries are capitalized and amortized on a straight-line basis over the term of the patents as determined at award date, which varies depending on the pendency period of the application, generally approximating seventeen years. Capitalized patent costs, also referred to as patent prosecution costs, include internal legal labor, professional legal fees, government filing fees and translation fees related to obtaining the Company's patent portfolio.

Costs associated with the maintenance and annuity fees of patents are accounted for as prepaid assets at the time of payment and amortized over the respective periods, generally from one to four years.

These patent costs are capitalized in accordance with ASC 350 "*Intangibles—Goodwill and Other*," based on our determination that the related patents provide value through the life of the patent. However, we may subsequently determine a patent should be abandoned or has been impaired, in which case the accumulated cost, including maintenance fees, would be written off. Through December 31, 2012, abandonment or write-offs have not been material either individually or in the aggregate.

**Stock-based compensation:** We account for stock-based compensation in accordance with ASC 718 "*Compensation—Stock Compensation*," which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock based on estimated fair values.

For stock options, we use the Black-Scholes option pricing model as our method of valuation. Our determination of the fair value on the date of grant is affected by our stock price as well as assumptions regarding a number of highly subjective variables. These variables include, but are not limited to, the expected life of the award, our expected stock price volatility over the term of the award, the risk-free interest rate and the expected dividend yield. Although the fair value of stock-based awards is determined in accordance with ASC 718 and Staff Accounting Bulletin ("SAB") No. 107 "*Shared-Based Payment*," the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

The fair value of restricted stock awards granted is based on the fair market value of our common stock on the date of the grant (measurement date), and is recognized over the vesting period of the related restricted stock using the straight-line method.

**Income taxes (valuation allowance):** We account for income taxes in accordance with ASC 740 "*Income Taxes*." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. The more-likely-than-not criterion means the likelihood of realization is greater than 50 percent. When evaluating whether it is more likely than not that all or some portion of the deferred tax asset will not be realized, we evaluate all available evidence, both positive and negative, that may affect the realizability of deferred tax assets and that should be identified and considered in determining the appropriate amount of the valuation allowance.

**Results of Operations—the Years Ended December 31, 2012 and December 31, 2011**

The following tables present our consolidated statements of operations data for the periods indicated.

| | Year Ended December 31, 2012 (1) | Year Ended December 31, 2011 |
|---|---|---|
| Revenue: | | |
| Service | $10,792 | $12,395 |
| License and subscription | 33,583 | 23,644 |
| Total revenue | 44,375 | 36,039 |
| Cost of revenue: | | |
| Service | 5,917 | 6,638 |
| License and subscription | 591 | 299 |
| Total cost of revenue | 6,508 | 6,937 |
| Gross profit | 37,867 | 29,102 |
| Operating expenses: | | |
| Sales and marketing | 3,827 | 4,336 |
| Research, development and engineering | 8,741 | 7,327 |
| General and administrative | 9,457 | 9,956 |
| Intellectual property | 1,248 | 1,094 |
| Total operating expenses | 23,273 | 22,713 |
| Operating income | 14,594 | 6,389 |
| Net loss from joint ventures | (1,107) | (2,174) |
| Interest income, net | 179 | 195 |
| Income before income taxes | 13,666 | 3,870 |
| (Provision) benefit for income taxes | (5,394) | 1,786 |
| Net income | $ 8,272 | $ 5,656 |

(1) Includes the results of operations of Attributor from the date of acquisition, December 3, 2012 to the end of the year.

| | Year Ended December 31, 2012 (2) | Year Ended December 31, 2011 |
|---|---|---|
| Revenue: | | |
| Service | 24% | 34% |
| License and subscription | 76 | 66 |
| Total revenue | 100 | 100 |
| Cost of revenue: | | |
| Service | 13 | 18 |
| License and subscription | 1 | 1 |
| Total cost of revenue | 14 | 19 |
| Gross profit | 85 | 81 |
| Operating expenses: | | |
| Sales and marketing | 9 | 12 |
| Research, development and engineering | 20 | 20 |
| General and administrative | 21 | 28 |
| Intellectual property | 3 | 3 |
| Total operating expenses | 52 | 63 |
| Operating income | 33 | 18 |
| Net loss from joint ventures | (2) | (8) |
| Interest income, net | — | 1 |
| Income before income taxes | 31 | 11 |
| (Provision) benefit for income taxes | (12) | 5 |
| Net income | 19% | 16% |

(2) Percentages do not foot due to rounding

***Summary***

Our revenue increased in 2012 from 2011 primarily as a result of the $8.0 million past due royalties payment from Verance Corporation ("Verance") received in the first quarter of 2012 in connection with the resolution of our litigation with Verance and increased license payments from Intellectual Ventures ("IV") and Verance, offset by lower revenue from the joint ventures with The Nielsen Company ("Nielsen") due to the suspension of their operations in the first quarter of 2012.

Total operating expense increased slightly primarily as a result of increased investment in research and development and increased stock-based compensation, due to higher headcount and an additional layer of stock-based awards, partially offset by lower legal costs associated with the settlement of the Verance litigation in January 2012. In 2012, we continued to invest in the marketing and enhancing of Digimarc Discover.

***Revenue***

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase (Decrease) | Percent Increase (Decrease) |
|---|---|---|---|---|
| Revenue: | | | | |
| Service | $10,792 | $12,395 | $(1,603) | (13)% |
| License and subscription | 33,583 | 23,644 | 9,939 | 42% |
| Total | $44,375 | $36,039 | $ 8,336 | 23% |
| Revenue (as % of total revenue): | | | | |
| Service | 24% | 34% | | |
| License and subscription | 76% | 66% | | |
| Total | 100% | 100% | | |

*Service.* Service revenue consists primarily of software development and consulting services. The majority of service revenue arrangements are structured as time and materials consulting agreements, or fixed price consulting agreements. The majority of our service revenue is derived from contracts with the Central Banks, IV, Nielsen, including the joint venture TVaura LLC, and government agencies and contractors. The agreements range from several months to several years in length, and our longer term contracts are subject to work plans that are reviewed and agreed upon at least annually. These contracts generally provide for billing hours worked at predetermined rates and, to a lesser extent, for cost reimbursement for third party costs and services. Increases or decreases in the services provided under these contracts are generally subject to both volume and price changes. The volume of work is generally negotiated at least annually and can be modified as the customer's needs change. We also have provisions in our longer term contracts that allow for specific hourly rate price increases on an annual basis to account for cost of living variables. Contracts with other government agencies and contractors are generally shorter term in nature, less linear in billings and less predictable than our longer term contracts because the contracts with other government agencies are subject to government budgets and funding.

The decrease in service revenue was due primarily to lower activity in the joint ventures, due to the suspension of operations, offset by increased program work from the Central Banks.

*License and subscription.* License revenue originates primarily from licensing our technology and patents where we receive royalties as our income stream. The majority of license revenue is derived from contracts with IV, Verance, Nielsen and Civolution. Subscription revenue, which includes subscriptions for products and services, are more recurring in nature. Revenue from our licensed products have minimal associated direct costs, and thus are highly profitable.

The increase in license and subscription revenue was due primarily to the $8.0 million past due royalties payment from Verance received in the first quarter of 2012 in connection with the resolution of our litigation with Verance and increased license payments from IV and Verance.

***Revenue by geography***

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Revenue by geography: | | | | |
| Domestic | $30,736 | $22,660 | $8,076 | 36% |
| International | 13,639 | 13,379 | 260 | 2% |
| Total | $44,375 | $36,039 | $8,336 | 23% |
| Revenue (as % of total revenue): | | | | |
| Domestic | 69% | 63% | | |
| International | 31% | 37% | | |
| Total | 100% | 100% | | |

Domestic revenue increased primarily as a result higher license and royalty payments from Verance and IV, partially offset by lower activity in the joint ventures.

International revenue increased primarily due to increased program work from the Central Banks.

We anticipate a decrease in revenue in 2013 compared to 2012 primarily due to the $8.0 million past due lump sum royalties payment from Verance in 2012, and the quarterly license payments from IV end in May 2013; partially offset by expected revenue growth from revenues associated with our recent acquisition of Attributor and other existing customers and from new customers as we continue to expand the marketing and monetization of our intellectual property portfolio.

***Cost of revenue***

*Service.* Cost of service revenue primarily includes costs that are allocated from research, development and engineering, sales and marketing and intellectual property that relate directly to performing services under our customer contracts, and, to a lesser extent, direct costs of program delivery for both personnel and operating expenses. Allocated costs include:

- compensation, benefits, incentive compensation in the form of stock-based compensation expense and related costs of our software developers, quality assurance personnel, product managers, business development managers and other personnel where we bill our customers for time and materials costs;
- payments to outside contractors that are billed to customers;
- charges for equipment directly used by customers;
- depreciation and other charges for machinery, equipment and software directly used by customers;
- travel costs directly attributable to service and development contracts; and
- charges for infrastructure and centralized costs of facilities and information technology.

*License and subscription.* Cost of license and subscription revenue primarily includes:

- patent or software license costs for any patents licensed from third parties where the party receives a portion of royalties or license revenue received by Digimarc;
- internet service provider connectivity charges and image search data fees to support the services offered to our subscription customers;
- compensation benefits, incentive compensation in the form of stock-based compensation expense and related costs of operations personnel and the cost of contractors to provide our new Guardian subscription service;

- charges for infrastructure and centralized costs of facilities and information technology; and,
- amortization of capitalized patent costs.

***Gross profit***

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase (Decrease) | Percent Increase (Decrease) |
|---|---|---|---|---|
| Gross Profit: | | | | |
| Service | $ 4,875 | $ 5,757 | $ (882) | (15)% |
| License and subscription | 32,992 | 23,345 | 9,647 | 41% |
| Total | $37,867 | $29,102 | $8,765 | 30% |
| Gross Profit (as % of related revenue components): | | | | |
| Service | 45% | 46% | | |
| License and subscription | 98% | 99% | | |
| Total | 85% | 81% | | |

The decrease in service gross profit was due primarily to lower activity in the joint ventures.

The increases in license and subscription gross profit was due primarily to the payments from IV and Verance.

The increase in total gross profit as a percentage of revenue was due primarily to changes in revenue mix with higher license revenue, which carries a higher margin than service revenue, as a percent of total revenue. The slight decrease in service gross profit as a percentage of revenue resulted from changes in services cost mix provided in our various contracts. The slight decrease in license and subscription gross profit as a percentage of revenue resulted from lower subscription margins from our Guardian product.

***Operating expenses***

We allocate certain costs of sales and marketing, research, development and engineering and intellectual property to cost of service revenue when they relate directly to our customer contracts.

We record all remaining, or "residual," costs as sales and marketing costs, research, development and engineering, general and administrative, and intellectual property expenses.

*Sales and marketing*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| Sales and marketing | $3,827 | $4,336 | $(509) | (12)% |
| Sales and marketing (as % of total revenue) | 9% | 12% | | |

Sales and marketing expenses consist primarily of:

- compensation, benefits and related costs of sales and marketing employees and product managers;
- travel and market research costs, and costs associated with marketing programs, such as trade shows, public relations and new product launches;

- professional services and outside contractors for product and marketing initiatives;
- incentive compensation in the form of stock-based compensation expense; and
- charges for infrastructure and centralized costs of facilities and information technology.

The decrease in sales and marketing expenses resulted primarily from:

- decreased marketing and professional fees of $0.6 million related to the introduction of our Digimarc Discover Platform in 2011; partially offset by
- increased compensation-related expenses of $0.1 million related to an additional layer of stock-based awards.

We anticipate through 2013 that we will continue to incur sales and marketing costs at higher levels to support ongoing sales and marketing growth initiatives.

*Research, development and engineering*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Research, development and engineering | $8,741 | $7,327 | $1,414 | 19% |
| Research, development and engineering (as % of total revenue) | 20% | 20% | | |

Research, development and engineering expenses arise primarily from three areas that support our business model:

- Fundamental Research:
  - investigation of new watermarking algorithms to increase robustness and/or computational efficiency;
  - mobile device usage models and imaging sub-systems in camera-phones;
  - industry conference participation and authorship of papers for industry journals;
  - survey and study of human and computer interaction models with a focus on mobile devices and modeling of intent;
  - development of new intellectual property, including documentation of claims and production of supporting diagrams and materials;
  - research in fingerprinting and other content identification technologies; and
  - metadata ranking algorithms for match internet file content against reference database.
- Platform Development:
  - tuning and optimization of implementation models to improve resistance to non-malicious attacks and routine transformations, such as JPEG, cropping and printing;
  - mobile platform creation to leverage device specific capabilities (e.g., instruction sets and Graphics Processing Units ("GPUs");
  - big data analytics transformation and metrics aggregation engine;
  - data-driven internet crawling infrastructure with policy-driven feedback loop; and
  - assembly of master book publishing catalog based on aggregation and reconciliation of multiple public data sources.

- Product Development:
  - maintaining the Online Services Portal to provide campaign management and routing services for the Digimarc Discover platform;
  - maintaining the web-hosted image watermark embedder in support of Digimarc Discover platform;
  - iterative development and release of the Digimarc Discover application for the iTunes and Android marketplaces;
  - real-time analytics portal to support anti-piracy services for the book industry; and
  - consumer book discovery application based on social network connections and shared interests.

Research, development and engineering expenses consist primarily of:

- compensation, benefits, recruiting and related costs of software and hardware developers and quality assurance personnel;
- payments to outside contractors;
- the purchase of materials and services for product development;
- incentive compensation in the form of stock-based compensation expense; and
- charges for infrastructure and centralized costs of facilities and information technology.

The increase in research, development and engineering expense resulted primarily from:

- increased compensation-related expenses of $1.7 million from hiring engineers and scientists in second half of 2011 to facilitate growth in our product and service offerings, including increased investments primarily related to the mobile device market; offset partially by
- decreased recruiting expenses of $0.2 million due to lower hiring in 2012; and
- decreased professional fees of $0.1 million due to increased use of internal resources for those services.

We anticipate through 2013 that we will continue to invest in research, development and engineering expenses at higher levels to support our ongoing research and product initiatives.

*General and administrative*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| General and administrative | $9,457 | $9,956 | $(499) | (5)% |
| General and administrative (as % of total revenue) | 21% | 28% | | |

We incur general and administrative costs in the functional areas of finance, legal, human resources, executive and board of directors. Costs for facilities and information technology are also managed as part of the general and administrative processes and are allocated to this area as well as each of the areas in costs of services, sales and marketing, research, development and engineering and intellectual property.

General and administrative expenses consist primarily of:

- compensation, benefits and related costs;
- third party and professional fees associated with legal, accounting, human resources and costs associated with being a public company;

- incentive compensation in the form of stock-based compensation expense; and
- charges for infrastructure and centralized costs of facilities and information technology.

The decrease in general and administrative expenses resulted primarily from:

- decreased legal fees of $1.0 million related to the litigation matter with Verance; and
- decreased accounting fees of $0.2 million related to the transition to our new auditors; partially offset by
- increased compensation-related expenses of $0.6 million related to an additional layer of stock-based awards, and
- increased fees of $0.3 million related to licensee audits.

We anticipate through 2013 that we will continue to incur general and administrative expenses at approximately existing levels while continuing to examine means to reduce general and administrative expenses as a percentage of revenue in the longer term.

*Intellectual property*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Intellectual property | $1,248 | $1,094 | $154 | 14% |
| Intellectual property (as % of total revenue) | 3% | 3% | | |

We incur intellectual property expenses that arise primarily from costs associated with documenting, applying for, and maintaining domestic and international patents and trademarks.

Gross expenditures for intellectual property costs, before reflecting the effect of capitalized patent costs, primarily consist of:

- compensation, benefits and related costs of attorneys and legal assistants;
- third party costs, including filing and governmental regulatory fees and fees for outside legal counsel and translation costs, each incurred in the patent process;
- incentive compensation in the form of stock-based compensation expense; and
- charges for infrastructure and centralized costs of facilities and information technology.

Intellectual property expenses can vary from period to period based on:

- the level of capitalized patent activity, and
- prosecution costs and direct labor hours (salaries, payroll taxes and benefits and incentive compensation related to our stock compensation plans) related to the patents that were exclusively licensed to IV that are allocated to cost of revenue.

The increases in intellectual property expenses primarily resulted from increased compensation-related expenses related to an additional layer of stock-based awards.

We anticipate through 2013 that we will continue to invest in intellectual property expenses at approximately existing levels.

*Stock-based compensation*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Cost of revenue | $ 603 | $ 593 | $ 10 | 2% |
| Sales and marketing | 409 | 302 | 107 | 35% |
| Research, development and engineering | 840 | 560 | 280 | 50% |
| General and administrative | 3,148 | 2,568 | 580 | 23% |
| Intellectual property | 256 | 193 | 63 | 33% |
| Total | $5,256 | $4,216 | $1,083 | 25% |

The increases in stock-based compensation expense were primarily due to an additional layer of stock-based awards. We anticipate incurring an additional $8,333 stock-based compensation expense through December 2016 for awards outstanding as of December 31, 2012.

***Net loss from joint ventures***

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| Net loss from joint ventures | $(1,107) | $(2,714) | $1,607 | 59% |
| Net loss from joint ventures (as % of total revenue) | (2)% | (8)% | | |

The decreases in the net loss from joint ventures resulted primarily due to the suspension of operations of both joint ventures in March 2012. In connection with this suspension of operations, the joint ventures accrued estimated expenses for the first quarter's operations and severance costs for joint venture employees. Digimarc's share of the one-time severance and suspension costs was approximately $500. Pursuant to the plan of suspending operations of the joint ventures with Nielsen, in April 2012 the Company received $104 of remaining cash from TVaura LLC and contributed $796 to TVaura Mobile LLC to fund both the first quarter's operating expenses as well as the suspension related costs. Payment of all expenses incurred after the suspension of operations of each joint venture is the responsibility of the majority member.

***Interest income, net***

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| Interest income, net | $179 | $195 | $(16) | (8)% |
| Interest income, net (as % of total revenue) | * | * | | |

* Less than 1%

The decrease in interest income, net was primarily due to lower interest rates on cash and investments.

***Provision for income taxes***

For the year ended December 31, 2012, the provision for income taxes reflects current tax expense, deferred tax expense and withholding tax expense in various foreign jurisdictions. The withholding taxes are computed by our customers and paid to foreign jurisdictions on our behalf. In December 2012, we acquired 100% of the outstanding stock of Attributor Corporation in a non-taxable transaction. Due to Attributor's history of losses and the inability to utilize Attributor losses to offset Digimarc income for state tax purposes, we concluded that is not more likely than not that the Attributor state deferred tax assets will be realized and a full valuation allowance has been recorded on the state deferred tax assets of Attributor.

For the year ended December 31, 2011, the provision for income taxes reflects current tax expense, deferred tax benefit, and withholding tax expense in various foreign jurisdictions. Although there is current tax expense, there is no current tax payable due to the utilization of excess tax benefits associated with stock compensation. We recognized a deferred tax benefit of $2,581 during the year ended December 31, 2011 as a result of releasing the valuation allowance on deferred tax assets. Management concluded, based on an analysis of all the facts, including projections of future income, that it was more likely than not that all of our deferred tax assets will be realized.

**Results of Operations—the Years Ended December 31, 2011 and December 31, 2010**

The following tables present our statements of operations data for the periods indicated.

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|
| Revenue: | | |
| Service | $12,395 | $12,324 |
| License and subscription | 23,644 | 18,826 |
| Total revenue | 36,039 | 31,150 |
| Cost of revenue: | | |
| Service | 6,638 | 6,464 |
| License and subscription | 299 | 236 |
| Total cost of revenue | 6,937 | 6,700 |
| Gross profit | 29,102 | 24,450 |
| Operating expenses: | | |
| Sales and marketing | 4,336 | 3,545 |
| Research, development and engineering | 7,327 | 5,687 |
| General and administrative | 9,956 | 7,864 |
| Intellectual property | 1,094 | 1,203 |
| Total operating expenses | 22,713 | 18,299 |
| Operating income | 6,389 | 6,151 |
| Net loss from joint ventures | (2,714) | (2,180) |
| Interest income, net | 195 | 245 |
| Income before income taxes | 3,870 | 4,216 |
| (Provision) benefit for income taxes | 1,786 | (42) |
| Net income | $ 5,656 | $ 4,174 |

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|
| Revenue: | | |
| Service | 34% | 40% |
| License and subscription | 66 | 60 |
| Total revenue | 100 | 100 |
| Cost of revenue: | | |
| Service | 18 | 21 |
| License and subscription | 1 | 1 |
| Total cost of revenue | 19 | 22 |
| Gross profit | 81 | 78 |
| Operating expenses: | | |
| Sales and marketing | 12 | 12 |
| Research, development and engineering | 20 | 18 |
| General and administrative | 28 | 25 |
| Intellectual property | 3 | 4 |
| Total operating expenses | 63 | 59 |
| Operating income | 18 | 19 |
| Net loss from joint ventures | (8) | (7) |
| Interest income, net | 1 | 1 |
| Income (loss) before income taxes | 11 | 13 |
| (Provision) benefit for income taxes | 5 | — |
| Net income | 16% | 13% |

***Summary***

Our revenue increased in 2011 from 2010 primarily as a result of revenue derived from our relationships with IV and Verance, a long-term licensee. Our revenue for 2010 included a one-time payment of license fees of $4.5 million from Arbitron in the first quarter of 2010. The improved mix of high margin license revenue to total revenue also contributed favorably to our higher gross profit.

Throughout 2011, we continued to invest in the development and marketing of Digimarc Discover, an application designed for digital devices to hear, see and react to their surroundings, in developing additional intellectual property and in our strategic initiatives. We also continued to incur legal expenses in connection with our litigation matter with Verance. Finally, our deferred tax asset valuation reserve was reversed in the second quarter of 2011 reflecting our determination that it was more likely than not that our deferred tax assets will be realized in current and future periods.

***Revenue***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Revenue: | | | | |
| Service | $12,395 | $12,324 | $ 71 | 1% |
| License and subscription | 23,644 | 18,826 | 4,818 | 26% |
| Total | $36,039 | $31,150 | $4,889 | 16% |
| Revenue (as % of total revenue): | | | | |
| Service | 34% | 40% | | |
| License and subscription | 66% | 60% | | |
| Total | 100% | 100% | | |

The increases in service revenue were primarily due to increased program work related to the Central Banks and increased revenue from our relationship with IV, offset by decreased revenue from other government customers.

The increases in license and subscription revenue were primarily attributed to revenue derived from the IV relationship and increased royalty revenue from Verance, offset by the one-time payment of license fees from Arbitron in the first quarter of 2010.

***Revenue by geography***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Revenue by geography: | | | | |
| Domestic | $22,660 | $19,034 | $3,626 | 19% |
| International | 13,379 | 12,116 | 1,263 | 10% |
| Total | $36,039 | $31,150 | $4,889 | 16% |
| Revenue (as % of total revenue): | | | | |
| Domestic | 63% | 61% | | |
| International | 37% | 39% | | |
| Total | 100% | 100% | | |

Domestic revenue increased primarily as a result of increased revenue derived from the IV relationship and increased royalty revenue from Verance, offset by the one-time payment of license fees from Arbitron in the first quarter of 2010.

International revenue increased primarily due to increased royalties from Civolution and increased service revenue from the Central Banks.

***Gross profit***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase (Decrease) | Percent Increase (Decrease) |
|---|---|---|---|---|
| Gross Profit: | | | | |
| Service | $ 5,757 | $ 5,860 | $ (103) | (2)% |
| License and subscription | 23,345 | 18,590 | 4,755 | 26% |
| Total | $29,102 | $24,450 | $4,652 | 19% |
| Gross Profit (as % of related revenue components): | | | | |
| Service | 46% | 48% | | |
| License and subscription | 99% | 99% | | |
| Total | 81% | 78% | | |

Gross profit increased primarily as a result of increased license and royalty revenues from IV and Verance, offset by the one-time payment of license fees from Arbitron in the first quarter of 2010.

The increase in total gross profit as a percentage of revenue was due primarily to changes in revenue mix, where higher margin license revenue was a greater percent of total revenue. The decrease in service gross profit as a percentage of service revenue resulted primarily from a change in mix of labor resources.

***Operating expenses***

*Sales and marketing*

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Sales and marketing | $4,336 | $3,545 | $791 | 22% |
| Sales and marketing (as % of total revenue) | 12% | 12% | | |

The increases in sales and marketing expense resulted primarily from:

- increased headcount and compensation-related expenses of $0.4 million from hiring additional sales and marketing support for our mobile device market initiatives; and
- increased marketing and professional fees of $0.3 million related to a number of sales initiatives, including our Digimarc Discover Platform.

*Research, development and engineering*

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Research, development and engineering | $7,327 | $5,687 | $1,640 | 29% |
| Research, development and engineering (as % of total revenue) | 20% | 18% | | |

The increases in research, development and engineering expense resulted primarily from increased headcount and compensation-related expenses of $1.5 million from hiring engineers and scientists to facilitate sales growth of our products and services, including increased investments primarily related to the mobile device market.

*General and administrative*

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| General and administrative | $9,956 | $7,864 | $2,092 | 27% |
| General and administrative (as % of total revenue) | 28% | 25% | | |

The increases in general and administrative expenses resulted primarily from:

- increased legal fees of $1.6 million primarily related to the litigation matter with Verance;
- increased compensation-related expenses of $0.5 million primarily related to an additional layer of stock-based awards and payroll taxes related to stock option exercises; and
- increased accounting fees of $0.2 million related to the transition to our new auditors that we engaged in late 2010 for the 2010 audit.

*Intellectual property*

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| Intellectual property | $1,094 | $1,203 | $(109) | (9)% |
| Intellectual property (as % of total revenue) | 3% | 4% | | |

The decreases in intellectual property expenses in 2011 compared to 2010 reflect the variable spending levels including a greater portion of patent related costs assumed by IV as part of our 2010 licensing arrangement.

*Stock-based compensation*

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Cost of revenue | $ 593 | $ 373 | $ 220 | 59% |
| Sales and marketing | 302 | 192 | 110 | 57% |
| Research, development and engineering | 560 | 314 | 246 | 78% |
| General and administrative | 2,568 | 2,083 | 485 | 23% |
| Intellectual property | 193 | 106 | 87 | 82% |
| Total | $4,216 | $3,068 | $1,148 | 37% |

The increases in stock-based compensation expense were primarily due to an additional layer of stock-based awards. We anticipate incurring an additional $9,463 in stock-based compensation expense through December 2015 for awards outstanding as of December 31, 2011.

***Net loss from joint ventures***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| Net loss from joint ventures | $(2,714) | $(2,180) | $534 | 24% |

The increases in the net loss from joint ventures resulted primarily from increased litigation costs in connection with the legal matter with Walker Digital, and increased research, development and engineering costs for product development.

***Interest income, net***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Decrease | Percent Decrease |
|---|---|---|---|---|
| Interest income, net | 195 | 245 | (50) | (20)% |

The decreases in interest income, net was primarily due to a combination of lower balances and lower interest earned on cash and investment balances. The lower balances primarily resulted from cash expended for stock repurchases, net of cash provided from operations and the lower interest rates reflect continued monetary policy set by the federal government.

***Provision for income taxes***

For the year ended December 31, 2011, the provision for income taxes reflects current tax expense, deferred tax benefit, and withholding tax expense in various foreign jurisdictions. Although there is current tax expense, there is no current tax payable due to the utilization of excess tax benefits associated with stock compensation. We recognized a deferred tax benefit of $2,581 during the year ended December 31, 2011 as a result of releasing the valuation allowance on deferred tax assets. Management concluded, based on an analysis of all the facts, including projections of future income, that it was more likely than not that all of our deferred tax assets will be realized.

For the year ended December 31, 2010, the provision for income taxes reflects withholding tax expense in various foreign jurisdictions. The withholding taxes are computed by our customers and paid to foreign jurisdictions on our behalf. There was no provision for income taxes related to pre-tax income because the computed amount was completely offset with available federal and state attribute carryforwards and there was a full valuation allowance on net deferred tax assets.

**Liquidity and Capital Resources**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Working capital | $33,846 | $26,859 |
| Current (liquidity) ratio (1) | 10.3:1 | 8.4:1 |
| Cash, cash equivalents and short-term marketable securities | $32,269 | $25,663 |
| Long-term marketable securities | $ 6,787 | $ 7,715 |
| Total cash, cash equivalents and all marketable securities | $39,056 | $33,378 |

(1) The current (liquidity) ratio is calculated by dividing total current assets by total current liabilities.

The $5.7 million increase in cash, cash equivalents and all marketable securities at December 31, 2012 from December 31, 2011 resulted primarily from:

- improved operating results, driven primarily by the $8.0 million past due royalties payment from Verance; offset by
- acquisition of Attributor
- payment of dividends.

- investments in our business for both capital and intellectual property initiatives;
- purchases of common stock related to the exercise of stock options, vesting of restricted stock and repurchases made under our stock repurchase programs; and
- higher tax payments due to improved operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and trade accounts receivable. We place our cash and cash equivalents with major banks and financial institutions and at times deposits may exceed insured limits. Both short- and long-term marketable securities include federal agency notes, company notes, pre-refunded municipal bonds and commercial paper. Our investment policy requires the portfolio to be invested to ensure that the greater of $3 million or 7% of the invested funds will be available within 30 days notice.

Other than cash used for operating needs, which may include short-term marketable securities, our investment policy limits our credit exposure to any one financial institution or type of financial instrument by limiting the maximum of 5% of our cash and cash equivalents and marketable securities or $1 million, whichever is greater, to be invested in any one issuer except for the U.S. government, U. S. federal agencies and U.S. backed securities, which have no limits, at the time of purchase. Our investment policy also limits our credit exposure by limiting to a maximum of 40% of our cash and cash equivalents and marketable securities, or $15 million, whichever is greater, to be invested in any one industry category, e.g., financial or energy industries, at the time of purchase. As a result, we believe our credit risk associated with cash and investments to be minimal. A decline in the market value of any security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and evidence indicating that the cost of the investment is recoverable outweighs evidence to the contrary. There have been no other-than-temporary impairments identified or recorded by us.

***Cash flows from investing activities***

The components of operating cash flows were:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Dollar Increase (Decrease) | Percent Increase (Decrease) |
|---|---|---|---|---|
| Net income | $ 8,272 | $ 5,656 | $2,616 | 46% |
| Non-cash items | 7,708 | 4,851 | 2,857 | 59% |
| Changes in operating assets and liabilities | (379) | (254) | (125) | (49)% |
| Net cash provided by operating activities | $15,601 | $10,253 | $5,348 | 52% |

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Dollar Increase (Decrease) | Percent Increase (Decrease) |
|---|---|---|---|---|
| Net income | $ 5,656 | $ 4,174 | $ 1,482 | 36% |
| Non-cash items | 4,851 | 5,892 | (1,041) | (18)% |
| Changes in operating assets and liabilities | (254) | 366 | (620) | (169)% |
| Net cash provided by operating activities | $10,253 | $10,432 | $ (179) | (2)% |

Cash flows provided by operating activities in 2012 compared to 2011 increased by $5.4 million primarily as the result of higher net income and non-cash items. The increase in non-cash items was primarily the result of higher stock compensation expense due to an additional layer of stock-based awards, partially offset by the change in deferred tax assets primarily from the reversal of the valuation allowance in 2011.

### *Cash flows from investing activities*

Cash flows from investing activities decreased by $15.9 million from $6.1 million of cash provided to $9.8 million of cash used. The decrease was primarily the result of net purchases of marketable securities in 2012 compared to net maturities in 2011 and the recent acquisition of Attributor. Additionally, pursuant to the plan for suspending operations of the joint ventures with Nielsen, in April 2012 we received $104 of remaining cash from TVaura LLC and contributed $796 to TVaura Mobile LLC to fund both the first quarter's operating expenses as well as the suspension-related costs.

### *Cash flows from financing activities*

Cash flows used in financing activities decreased $16.9 million from $19.3 million to $2.4 million. The decrease was primarily the result of fewer purchases of common stock by the Company in the current period and higher excess tax benefits generated on stock-based awards, partially offset by cash dividends paid.

### *Commitments and contingencies*

In May 2010 we entered into an amendment with the landlord of our corporate offices to extend the length of our facilities lease through August 2016 with rent payments totaling $5.3 million.

Our obligations under non-cancelable operating leases for our facilities and various equipment leases totaled $3.3 million as of December 31, 2012 and are payable in monthly installments through August 2016.

### *Future cash expectations*

In connection with the settlement, renewal and extension agreement with Verance, our cash flow was higher in 2012 compared to 2011 as a result of payments of royalties from Verance in 2012. However, due to limited access to Verance's projected revenue, we are not able to estimate the future cash flow impact of royalty revenue we may earn from Verance.

In connection with our arrangement with IV, our cash flow was higher in 2012 compared to 2011 as a result of the increasing quarterly installments on the license issue fee paid in 2012. After the second quarter of 2013, the quarterly installments on the license issue fee end. We are not able to estimate the future cash flow impact of any profit sharing we may earn from IV.

Our Board of Directors has approved a stock repurchase program of which we have $3,998 available as of December 31, 2012. Shares of our common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. This repurchase program does not obligate us to acquire any specific number of shares or to acquire shares over any specified period of time.

On February 20, 2013, the Board of Directors declared a quarterly dividend of $0.11 per share, payable on March 11, 2013 to shareholders of record on March 4, 2013. The aggregate amount of the quarterly dividend payment is expected to be approximately $800.

We believe that our current cash, cash equivalents, and short-term marketable securities balances will satisfy our projected working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we anticipate continuing to use cash, cash equivalents and marketable securities balances to satisfy our projected working capital and capital expenditure requirements.

We may use cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. In order to take advantage of opportunities, we may find it necessary to obtain additional equity financing, debt financing, or credit facilities. We do not believe at this time, however, that our long-term working capital and capital expenditures would require us to take steps to remedy any such potential deficiencies. If it were necessary to obtain additional financing or credit facilities, we may not be able to do so, or if these funds are available, they may not be available on satisfactory terms.

### Contractual Obligations

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Total operating lease obligations | $3,331 | $893 | $1,810 | $628 | $— |

### Off-Balance Sheet Arrangements

Other than the contractual obligations noted above, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

### Forward-Looking Statements

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Words such as "may," "plan," "should," "could," "expect," "anticipate," "intend," "believe," "project," "forecast," "estimate," "continue," variations of such terms or similar expressions are intended to identify such forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us, and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements, and investors are cautioned not to place undue reliance on such statements. We believe that the following factors, among others (including those described in Item 1A. "Risk Factors"), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us:

- concentration of revenue with few customers comprising a large majority of the revenue;
- trends and expectations in revenue growth;
- our future level of investment in our business, including investment in research, development and engineering of products and technology, development of our intellectual property, the acquisition of new customers and development of new market opportunities;
- our ability to improve margins;
- anticipated expenses, costs, margins, provision for income taxes and investment activities in the foreseeable future, including estimated increases in stock-based compensation expenses;
- anticipated revenue to be generated from current contracts and as a result of new programs;
- variability of contracted arrangements;
- our profitability in future periods;
- business opportunities that could require that we seek additional financing;
- the size and growth of our markets;
- the existence of international growth opportunities and our future investment in such opportunities;
- the source of our future revenue;
- our expected short-term and long-term liquidity positions;

- our capital expenditure and working capital requirements and our ability to fund our capital expenditure and working capital needs through cash flow from operations;
- capital market conditions, including the recent economic crisis, interest rate volatility and other limitations on the availability of capital, which could have an impact on our cost of capital and our ability to access the capital markets;
- our use of cash, cash equivalents and marketable securities in upcoming quarters;
- anticipated levels of backlog in future periods;
- the success of our arrangements with Intellectual Ventures;
- the success of our acquisition of Attributor Corporation;
- protection, development and monetization of our intellectual property portfolio; and
- other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in Item 1A. "Risk Factors."

We believe that the factors specified above and the risk factors contained in Item 1A, among others, could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf. Investors should understand that it is not possible to predict or identify all risk factors and that there may be other factors that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements made by us or by persons acting on our behalf apply only as of the date of this Annual Report. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of the filing of this Annual Report on Form 10-K.

## ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We attempt to ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and investment risk. We mitigate default risk by investing in low-risk securities. At December 31, 2012, we had an investment portfolio of money market funds, commercial securities and U.S. government securities, including those classified as cash and cash equivalents, and short- and long-term marketable securities, totaling $39.1 million. The original maturities of our investment portfolio range from 43 to 1,000 plus days with an average interest rate of 0.59%. If market interest rates were to decrease immediately and uniformly by 10% from levels as of December 31, 2012, the decline of the fair market value of the fixed income portfolio would not be material.

## ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and the accompanying Notes that are filed as part of this Annual Report are listed under Part III, Item 15, Exhibits and Financial Statement Schedules and are set forth beginning on page F-1 immediately following the signature page of this Form 10-K.

## ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## ITEM 9A: CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this Form 10-K.

Based on our evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of the end of the period covered by this Form 10-K, were effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Any control system, no matter how well conceived and operated, and because of inherent limitations, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Management is committed to continue monitoring our internal controls over financial reporting and will modify or implement additional controls and procedures that may be required to ensure the ongoing integrity of our consolidated financial statements.

With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as of the end of the period covered by this Form 10-K based on those criteria.

We acquired Attributor Corporation ("Attributor") on December 3, 2012. Management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, Attributor's internal control over financial reporting associated with total assets representing 2% of Digimarc Corporation's total assets and revenue representing 1% of Digimarc Corporation's revenues included in the consolidated financial statements of Digimarc Corporation and subsidiary as of and for the year ended December 31, 2012.

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is included herein.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders
Digimarc Corporation:

We have audited Digimarc Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Digimarc Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Digimarc Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Digimarc Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

Digimarc Corporation acquired Attributor Corporation (Attributor) on December 3, 2012, and management excluded from its assessment of the effectiveness of Digimarc Corporation's internal control over financial reporting as of December 31, 2012, Attributor's internal control over financial reporting associated with total assets representing 2% of Digimarc Corporation's total assets and revenues representing 1% of Digimarc Corporation's revenue included in the consolidated financial statements of Digimarc Corporation and subsidiary as of and for the year-ended December 31, 2012. Our audit of internal control over financial reporting of Digimarc Corporation also excluded an evaluation of internal control over financial reporting of Attributor.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Digimarc Corporation and subsidiary as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Portland, Oregon
February 22, 2013

## ITEM 9B: OTHER INFORMATION

On December 6, 2012, we entered into a renewal and extension of the Counterfeit Deterrence System Development and License Agreement with the Bank of International Settlements through 2024. The agreement is attached as Exhibit 10.2 to this Annual Report on Form 10-K.

## PART III

Certain information required by Part III of this Annual Report on Form 10-K is incorporated herein by reference to the Proxy Statement for our 2013 annual meeting of shareholders, which we intend to file no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

### ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

**Code of Ethics**

We have adopted a Code of Business Conduct that applies to our principal executive officer, principal financial officer and controller, as well as a Code of Ethics for Financial Professionals that applies to our principal financial officer and controller. We have made these codes available in the Corporate Governance section of our website at *www.digimarc.com/about/governance*. If we waive, or implicitly waive, any material provision of the codes, or substantively amend the codes, we will disclose that fact on our website within four business days.

The other information required by this item is incorporated herein by reference to the information in the Proxy Statement, which we intend to file with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K under the captions "Election of Directors," "Management," "Audit Committee," and "Section 16(a) Beneficial Ownership Reporting Compliance."

### ITEM 11: EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the information in the Proxy Statement, which we intend to file with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, under the captions "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

### ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the information in the Proxy Statement, which we intend to file with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

### ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the information in the Proxy Statement, which we intend to file with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K under the caption "Election of Directors—Determination of Independence," and "Related Person Transactions."

### ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the information in the Proxy Statement, which we intend to file with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, under the caption "Audit Fees."

## ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a)(1) Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K:

(i) Report of Independent Registered Public Accounting Firm – KPMG LLP

(ii) Consolidated Balance Sheets as of December 31, 2012 and 2011

(iii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

(iv) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

(vi) Notes to Consolidated Financial Statements

### (a)(2) Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the consolidated financial statements or related notes.

### (a)(3) Exhibits

See the Exhibit Index at page E-1 of this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIMARC CORPORATION

Date: February 22, 2013

By: /s/ MICHAEL MCCONNELL

**Michael McConnell**

***Title: Chief Financial Officer***

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
| --- | --- | --- |
| /s/ BRUCE DAVIS<br>**Bruce Davis** | Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer) | February 22, 2013 |
| /s/ MICHAEL MCCONNELL<br>**Michael McConnell** | Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) | February 22, 2013 |
| /s/ PETER W. SMITH<br>**Peter W. Smith** | Director | February 22, 2013 |
| /s/ JAMES T. RICHARDSON<br>**James T. Richardson** | Director | February 22, 2013 |
| /s/ WILLIAM J. MILLER<br>**William J. Miller** | Director | February 22, 2013 |
| /s/ BERNARD WHITNEY<br>**Bernard Whitney** | Director | February 22, 2013 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## DIGIMARC CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Digimarc Corporation:

We have audited the accompanying consolidated balance sheets of Digimarc Corporation and subsidiary as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digimarc Corporation and subsidiary as of December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Digimarc Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 22, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Portland, Oregon
February 22, 2013

## DIGIMARC CORPORATION

## CONSOLIDATED BALANCE SHEETS
**(In thousands, except share and per share data)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 6,866 | $ 3,419 |
| Marketable securities | 25,403 | 22,244 |
| Trade accounts receivable, net | 4,216 | 3,502 |
| Other current assets | 1,016 | 1,306 |
| Total current assets | 37,501 | 30,471 |
| Marketable securities | 6,787 | 7,715 |
| Property and equipment, net | 1,453 | 1,395 |
| Intangibles, net | 6,721 | 2,808 |
| Goodwill | 1,114 | — |
| Investments in joint ventures | — | 415 |
| Deferred tax assets, net | 3,589 | 2,634 |
| Other assets | 166 | 355 |
| Total assets | $57,331 | $45,793 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and other accrued liabilities | $ 1,143 | $ 952 |
| Deferred revenue | 2,512 | 2,660 |
| Total current liabilities | 3,655 | 3,612 |
| Deferred rent and other long-term liabilities | 673 | 464 |
| Total liabilities | 4,328 | 4,076 |
| Commitments and contingencies (Note 16) | | |
| Shareholders' equity: | | |
| Preferred stock (par value $0.001 per share, 2,500,000 authorized, 10,000 shares issued and outstanding at December 31, 2012 and 2011) | 50 | 50 |
| Common stock (par value $0.001 per share, 50,000,000 authorized, 7,168,359 and 7,008,031 shares issued and outstanding at December 31, 2012 and 2011, respectively) | 7 | 7 |
| Additional paid-in capital | 39,869 | 34,511 |
| Retained earnings | 13,077 | 7,149 |
| Total shareholders' equity | 53,003 | 41,717 |
| Total liabilities and shareholders' equity | $57,331 | $45,793 |

See Notes to Consolidated Financial Statements.

## DIGIMARC CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

**(In thousands, except per share data)**

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Revenue: | | | |
| Service | $10,792 | $12,395 | $12,324 |
| License and subscription | 33,583 | 23,644 | 18,826 |
| Total revenue | 44,375 | 36,039 | 31,150 |
| Cost of revenue: | | | |
| Service | 5,917 | 6,638 | 6,464 |
| License and subscription | 591 | 299 | 236 |
| Total cost of revenue | 6,508 | 6,937 | 6,700 |
| Gross profit | 37,867 | 29,102 | 24,450 |
| Operating expenses: | | | |
| Sales and marketing | 3,827 | 4,336 | 3,545 |
| Research, development and engineering | 8,741 | 7,327 | 5,687 |
| General and administrative | 9,457 | 9,956 | 7,864 |
| Intellectual property | 1,248 | 1,094 | 1,203 |
| Total operating expenses | 23,273 | 22,713 | 18,299 |
| Operating income | 14,594 | 6,389 | 6,151 |
| Net loss from joint ventures | (1,107) | (2,714) | (2,180) |
| Interest income, net | 179 | 195 | 245 |
| Income before income taxes | 13,666 | 3,870 | 4,216 |
| (Provision) benefit for income taxes | (5,394) | 1,786 | (42) |
| Net income | $ 8,272 | $ 5,656 | $ 4,174 |
| Earnings per common share: | | | |
| Net income per common share—basic | $ 1.16 | $ 0.84 | $ 0.59 |
| Net income per common share—diluted | $ 1.12 | $ 0.76 | $ 0.55 |
| Weighted average common shares outstanding—basic | 6,757 | 6,741 | 7,120 |
| Weighted average common shares outstanding—diluted | 6,989 | 7,430 | 7,623 |
| Cash dividends declared per common share | $ 0.33 | $ — | $ — |

See Notes to Consolidated Financial Statements.

## DIGIMARC CORPORATION

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
**(In thousands, except share data)**

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **BALANCE AT DECEMBER 31, 2009** | 10,000 | $ 50 | 7,205,701 | $ 7 | $ 49,283 | $ (2,681) | $ 46,659 |
| Exercise of stock options | — | — | 313,832 | — | 3,045 | — | 3,045 |
| Issuance of restricted common stock | — | — | 124,560 | — | — | — | — |
| Forfeiture of restricted common stock | — | — | (3,450) | — | — | — | — |
| Purchase and retirement of common stock | — | — | (197,193) | — | (5,824) | — | (5,824) |
| Stock-based compensation | — | — | — | — | 3,105 | — | 3,105 |
| Net loss | — | — | — | — | | 4,174 | 4,174 |
| **BALANCE AT DECEMBER 31, 2010** | 10,000 | 50 | 7,443,450 | 7 | 49,609 | 1,493 | 51,159 |
| Exercise of stock options | — | — | 169,420 | — | 1,651 | — | 1,651 |
| Issuance of restricted common stock | — | — | 190,180 | — | — | — | — |
| Forfeiture of restricted common stock | — | — | (18,120) | — | — | — | — |
| Purchase and retirement of common stock | — | — | (776,899) | — | (22,048) | — | (22,048) |
| Stock-based compensation | — | — | — | — | 4,231 | — | 4,231 |
| Tax benefit from stock-based awards | — | — | — | — | 1,068 | — | 1,068 |
| Net income | — | — | — | — | — | 5,656 | 5,656 |
| **BALANCE AT DECEMBER 31, 2011** | 10,000 | 50 | 7,008,031 | 7 | 34,511 | 7,149 | 41,717 |
| Exercise of stock options | — | — | 172,250 | — | 1,660 | — | 1,660 |
| Issuance of restricted common stock | — | — | 202,340 | — | — | — | — |
| Forfeiture of restricted common stock | — | — | (12,300) | — | — | — | — |
| Purchase and retirement of common stock | — | — | (201,962) | — | (4,760) | — | (4,760) |
| Stock-based compensation | — | — | — | — | 5,414 | — | 5,414 |
| Tax benefit from stock-based awards | — | — | — | — | 3,044 | — | 3,044 |
| Net income | — | — | — | — | — | 8,272 | 8,272 |
| Cash dividends declared | — | — | — | — | — | (2,344) | (2,344) |
| **BALANCE AT DECEMBER 31, 2012** | 10,000 | $ 50 | 7,168,359 | $ 7 | $ 39,869 | $13,077 | $ 53,003 |

See Notes to Consolidated Financial Statements.

## DIGIMARC CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**(In thousands)**

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 8,272 | $ 5,656 | $ 4,174 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of property and equipment | 600 | 613 | 565 |
| Amortization and write-off of intangibles | 385 | 143 | 79 |
| Stock-based compensation | 5,256 | 4,216 | 3,068 |
| Net loss from joint ventures | 1,107 | 2,714 | 2,180 |
| Deferred income taxes | (284) | (3,640) | — |
| Tax benefit from stock-based awards | 3,688 | 1,873 | — |
| Excess tax benefit from stock-based awards | (3,044) | (1,068) | — |
| Changes in operating assets and liabilities: | | | |
| Trade accounts receivable, net | (187) | (21) | 89 |
| Other current assets | 219 | 240 | (473) |
| Other assets | 201 | 107 | (32) |
| Accounts payable and other liabilities | (228) | (668) | 507 |
| Deferred revenue | (384) | 88 | 275 |
| Net cash provided by operating activities | 15,601 | 10,253 | 10,432 |
| Cash flows from investing activities: | | | |
| Purchase of property and equipment | (570) | (678) | (781) |
| Capitalized patent costs and purchased intellectual property | (1,170) | (712) | (914) |
| Investments in joint ventures, net | (692) | (2,100) | (2,800) |
| Business acquisitions, net of cash acquired | (5,092) | — | — |
| Sale or maturity of marketable securities | 144,214 | 74,689 | 122,176 |
| Purchase of marketable securities | (146,444) | (65,044) | (127,878) |
| Net cash provided by (used in) investing activities | (9,754) | 6,155 | (10,197) |
| Cash flows from financing activities: | | | |
| Issuance of common stock | 1,660 | 1,651 | 3,045 |
| Purchase of common stock | (4,760) | (22,048) | (5,824) |
| Cash dividends paid | (2,344) | — | — |
| Excess tax benefit from stock-based awards | 3,044 | 1,068 | — |
| Net cash used in financing activities | (2,400) | (19,329) | (2,779) |
| Net increase (decrease) in cash and cash equivalents | 3,447 | (2,921) | (2,544) |
| Cash and cash equivalents at beginning of period | 3,419 | 6,340 | 8,884 |
| Cash and cash equivalents at end of period | $ 6,866 | $ 3,419 | $ 6,340 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for income taxes | $ 1,819 | $ 13 | $ 42 |
| Supplemental schedule of non-cash investing activities: | | | |
| Stock-based compensation capitalized to patent costs | $ 108 | $ 65 | $ 37 |
| Supplemental schedule of non-cash financing activities: | | | |
| Exercise of stock options | $ 1,660 | $ 1,651 | $ 3,038 |

See Notes to Consolidated Financial Statements.

## DIGIMARC CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(In thousands, except share and per share data)**

### (1) Description of Business and Summary of Significant Accounting Policies

***Description of Business***

Digimarc Corporation ("Digimarc" or the "Company"), an Oregon corporation, enables governments and enterprises around the world to give digital identities to media and objects that computers can sense and recognize and to which they can react. The Company's inventions provide the means to infuse persistent digital information, perceptible only to computers and digital devices, into all forms of media content. The unique digital identifier placed in media generally persists with it regardless of the distribution path and whether it is copied, manipulated or converted to a different format, and does not affect the quality of the content or the enjoyment or other traditional uses of it. The Company's technology permits computers and digital devices to quickly and reliably identify relevant data from vast amounts of media content.

***Principles of Consolidation***

The consolidated financial statements include the accounts of Digimarc and its wholly-owned subsidiary. All intercompany transactions and balances have been eliminated.

***Use of Estimates***

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires Digimarc to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Certain of the Company's accounting policies require higher degrees of judgment than others in their application. These include revenue recognition on long-term license and service contracts, goodwill, impairments and estimation of useful lives of long-lived assets, contingencies and litigation, patent costs, stock-based compensation and income taxes. Digimarc bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

***Reclassifications***

Certain prior period amounts in the accompanying consolidated financial statements and notes thereto have been reclassified to conform to current period presentation. These reclassifications had no material effect on the results of operations or financial position for any period presented.

***Cash Equivalents***

The Company considers all highly liquid marketable securities with original maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents include money market funds, certificates of deposit, commercial paper, and pre-refunded municipal bonds totaling $5,878 and $2,992 at December 31, 2012 and 2011, respectively. Cash equivalents are carried at cost or amortized cost, which approximates market.

***Marketable Securities***

The Company considers all investments with original maturities over 90 days that mature in less than one year from the balance sheet date to be short-term marketable securities. Both short- and long-term marketable securities primarily include U.S. federal agency notes, U.S. treasuries, corporate notes, pre-refunded municipal bonds, and commercial paper. The Company's marketable securities are classified as held-to-maturity and are reported at amortized cost, which approximates market.

A decline in the market value of any security below amortized cost that is deemed to be other-than-temporary results in a reduction in the carrying amount. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating that the cost of the investment is recoverable outweighs evidence to the contrary. There have been no other-than-temporary impairments identified or recorded by the Company.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using a method that approximates the effective interest method. Under this method, dividend and interest income are recognized when earned.

***Fair Value of Financial Instruments***

Accounting Standards Certification ("ASC") 820 "*Fair Value Measurements and Disclosures*" defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the U.S., and enhances disclosures about fair value measurements. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1—Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date.
- Level 2—Pricing inputs are quoted for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.
- Level 3—Pricing inputs are unobservable for the investment; that is, the inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The estimated fair values of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The Company records marketable securities at amortized cost, which approximates fair value.

(In thousands, except share and per share data)

The Company's fair value hierarchy for its cash equivalents and marketable securities as of December 31, 2012 and 2011, respectively, was as follows:

| December 31, 2012 | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market securities | $901 | $ — | $— | $ 901 |
| Certificates of deposits | — | 491 | — | 491 |
| U.S. treasuries | — | 289 | — | 289 |
| U.S. federal agency notes | — | 1,637 | — | 1,637 |
| Pre-refunded and other municipals | — | 22,036 | — | 22,036 |
| Corporate notes | — | 10,100 | — | 10,100 |
| Commercial paper | — | 2,614 | — | 2,614 |
| Total | $901 | $37,167 | $— | $38,068 |

| December 31, 2011 | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market securities | $896 | $ — | $— | $ 896 |
| Certificates of deposits | — | 736 | — | 736 |
| U.S. treasuries | — | 718 | — | 718 |
| U.S. federal agency notes | — | 7,942 | — | 7,942 |
| Pre-refunded and other municipals | — | 2,800 | — | 2,800 |
| Corporate notes | — | 16,459 | — | 16,459 |
| Commercial paper | — | 3,400 | — | 3,400 |
| Total | $896 | $32,055 | $— | $32,951 |

The fair value maturities of the Company's cash equivalents and marketable securities as of December 31, 2012 are as follows:

| | Maturities by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-5 years | 5-10 years | More than 10 years |
| Maturities | $38,068 | $31,200 | $6,868 | $— | $— |

***Concentrations of Business and Credit Risk***

A significant portion of the Company's business depends on a limited number of large contracts. The loss of any large contract may result in loss of revenue and margin on a prospective basis. Financial instruments that potentially subject Digimarc to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and trade accounts receivable. Digimarc places its cash and cash equivalents with major banks and financial institutions and at times deposits may exceed insured limits. Other than cash used for operating needs, which may include short-term marketable securities with the Company's principal banks, Digimarc's investment policy limits its credit exposure to any one financial institution or type of financial instrument by limiting the maximum of 5% of its cash equivalents and marketable securities or $1,000, whichever is greater, to be invested in any one issuer except for the U.S. government, U.S. federal agencies and U.S. backed securities, which have no limits, at the time of purchase. The Company's investment policy also limits its credit exposure by limiting the maximum of 40% of its cash and cash equivalents and marketable securities, or $15,000, whichever is greater, to be invested in any one industry category, (e.g., financial or energy industries), at the time of purchase. As a result, Digimarc's credit risk associated with cash and cash equivalents and marketable securities is believed to be minimal.

***Equity Method Investments***

The Company accounts for its joint ventures under the equity method of accounting pursuant to ASC 323 "*Investments – Equity Method and Joint Ventures*." Under the equity method, investments are carried at cost, plus or minus the Company's proportionate share, based on present ownership interests, of: (*a*) the investee's profit or loss after the date of acquisition; (*b*) changes in the Company's equity that have not been recognized in the investee's profit or loss; and (*c*) certain other adjustments. Distributions received from the investee (such as dividends) reduce the carrying amount of the investment.

***Goodwill***

The Company accounts for business combinations under the acquisition method of account in accordance with ASC 805, "*Business Combinations*," where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates.

Contingent consideration is recorded at the acquisition date based upon the estimated fair value of the contingent payments. The fair value of the contingent consideration is re-measured each reporting period with any adjustments in fair value being recognized in earnings from operations.

The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company reviews goodwill in June of each year, or on an interim basis if required, for impairment to determine if events or changes in business conditions indicate that the carrying value of the goodwill may not be recoverable. Such reviews assess the fair value of the assets compared to the carrying values.

***Impairment of Long-Lived Assets***

The Company accounts for long-lived assets in accordance with the provisions of ASC 360 "*Property, Plant and Equipment*." This statement requires that long-lived assets, including definite-lived intangible assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Through December 31, 2012, there have been no such impairment losses.

***Research and Development***

Research and development costs are expensed as incurred in accordance with ASC 730 "*Research and Development*."

***Software Development Costs***

Under ASC 985 "*Software,*" software development costs are to be capitalized beginning when a product's technological feasibility has been established and ending when a product is made available for general release to customers. To date, the establishment of technological feasibility of the Company's products has occurred shortly before general release and, therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense.

***Patent Costs***

Costs associated with the application and award of patents in the U.S. and various other countries are capitalized and amortized on a straight-line basis over the term of the patents as determined at award date, which varies depending on the pendency period of the application, generally approximating seventeen years. Capitalized patent costs, also referred to as patent prosecution costs, include internal legal labor, professional legal fees, government filing fees and translation fees related to obtaining the Company's patent portfolio.

Costs associated with the maintenance and annuity fees of patents are accounted for as prepaid assets at the time of payment and amortized over the shorter of the maintenance period or remaining life of the related patent.

***Revenue Recognition***

See Note 3 for detail disclosures of the Company's revenue recognition policy.

***Stock-Based Compensation***

ASC 718 "*Compensation – Stock Compensation*" requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock based on estimated fair values.

For stock option awards the Company uses the Black-Scholes option pricing model as its method of valuation. The Company's determination of the fair value on the date of grant is affected by its stock price as well as assumptions regarding a number of highly subjective variables. These variables include, but are not limited to, the expected life of the award, the Company's expected stock price volatility over the term of the award, the risk-free interest rate and the expected dividend yield. Although the fair value of stock-based awards is determined in accordance with ASC 718 and SAB No. 107 "*Shared-Based Payment,*" the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

***Income Taxes***

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred income taxes reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not expected to be realized.

(In thousands, except share and per share data)

The Company is subject to federal and state income taxes within the U.S. and in the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. The Company is also subject to withholding taxes in various foreign jurisdictions. The withholding taxes are computed by the customers and paid to foreign jurisdictions on our behalf. The Company reports a liability (or contra asset) for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to the unrecognized tax benefits in income tax expense.

**(2) Recent Accounting Pronouncements**

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, "*Intangibles – Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment*," to allow entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. ASU No. 2012-2 is effective for impairment tests for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company has adopted the provisions of this standard and noted no material impact on the financial condition or results of operations of the Company.

**(3) Revenue Recognition**

The Company derives its revenue primarily from development services and licensing of its patent portfolio:

- Service revenue consists primarily of software development and consulting services. The majority of service revenue arrangements are structured as time and materials consulting agreements and fixed price consulting agreements.
- License revenue, including royalty revenue, originates primarily from licensing the Company's technology and patents where the Company receives royalties as its income stream. Subscription revenue, which consists of products and services, are more recurring in nature.

Revenue is recognized in accordance with ASC 605 "*Revenue* Recognition" and ASC 985 "Software" when the following four criteria are met:

(i) persuasive evidence of an arrangement exists,

(ii) delivery has occurred,

(iii) the fee is fixed or determinable, and

(iv) collection is reasonably assured.

Some customer arrangements encompass multiple deliverables, such as patent license, professional services, software subscriptions, and maintenance fees. For arrangements that include multiple deliverables, the Company identifies separate units of accounting at inception based on the consensus reached under ASC 605-25 "*Multiple-Element Arrangements*," which provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting using the relative selling price method.

(In thousands, except share and per share data)

The relative selling price method allocates the consideration based on the Company's specific assumptions rather than assumptions of a marketplace participant, and any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

Applicable revenue recognition criteria is considered separately for each separate unit of accounting as follows:

- Revenue from professional service arrangements is generally determined based on time and materials. Revenue for professional services is recognized as the services are performed. Billing for services rendered generally occurs within one month after the services are provided.
- License revenue is recognized when amounts owed to the Company have been earned, are fixed or determinable (within the Company's normal 30 to 60 day payment terms), and collection is reasonably assured. If the payment terms extend beyond the normal 30 to 60 days, the fee may not be considered to be fixed or determinable, and the revenue would then be recognized when installments are due.
  - The Company records revenue from certain license agreements upon cash receipt as a result of collectability not being reasonably assured.
  - The Company's standard payment terms for license arrangements are 30 to 60 days. Extended payment terms increase the likelihood the Company will grant a customer a concession, such as reduced license payments or additional rights, rather than hold firm on minimum commitments in an agreement to the point of losing a potential advocate and licensee of patented technology in the marketplace. Extended payment terms on patent license arrangements are not considered to be fixed or determinable if payments are due beyond the Company's standard payment terms, primarily because of the risk of substantial modification present in the Company's patent licensing business. As such, revenue on license arrangements with extended payment terms are recognized as fees become fixed or determinable.
- Subscription revenue, which includes subscriptions for products and services, is generally paid in advance and s recognized over the term of the license or service period, which is generally one month to twenty-four months.

Deferred revenue consists of billings in advance for professional services, licenses and subscriptions for which revenue has not been earned.

**(4) *Acquisition of Attributor Corporation***

On December 3, 2012, Digimarc acquired Attributor pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Digimarc, DA Sub Inc., a wholly owned subsidiary of Digimarc ("Merger Sub"), Attributor, and Fortis Advisors LLC, as the representative for Attributor's security holders. In accordance with the terms of the Merger Agreement, Merger Sub merged with and into Attributor (the "Merger"), with Attributor surviving the Merger as a wholly owned subsidiary of Digimarc.

Under the terms of the Merger Agreement, the closing merger consideration to be paid was $5,632 in cash less certain adjustments. The amount of cash paid by Digimarc after adjustments was $5,442. Additionally, $150 of the closing merger consideration was placed into an escrow account and subject to indemnification claims for a period up to 17 months. The Attributor stockholders may also receive up to an additional $900 of cash consideration that is contingent upon meeting certain performance objectives for the fiscal years ending December 31, 2012 and 2013, as set forth in the Merger Agreement. The contingent cash payment, if earned, will be made in March 2014. In addition, certain key employees of Attributor received $1,000 of restricted shares of common stock of Digimarc, issued pursuant to Digimarc's 2008 Incentive Plan, which vest over a two-year period and are contingent upon continued employment.

(In thousands, except share and per share data)

The total purchase price is as follows:

| | |
|---|---|
| Closing merger consideration | $5,442 |
| Fair value of contingent consideration | 190 |
| Total purchase price | $5,632 |

The estimated fair value of the contingent consideration of $190 at December 31, 2012 is included in other long-term liabilities on the Consolidated Balance Sheet.

The Company incurred $0.2 million of transaction related expenses associated with the Attributor acquisition during the year ended December 31, 2012, which are reflected in general and administrative expense in the Consolidated Statements of Operations.

***Preliminary Purchase Price Allocation***

The Company accounted for the transaction using the acquisition method. Under the acquisition method of accounting, total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price was allocated using the information currently available, and Digimarc may adjust the preliminary purchase price allocation after obtaining more information. The final purchase price allocation is pending the completion of our review of the acquired tax assets and liabilities, which is expected to be completed by mid-2013.

The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill. The preliminary allocation of the purchase price estimated at the December 3, 2012 acquisition date is as follows:

| | | |
|---|---|---|
| Total purchase price | | $5,632 |
| Less: Estimated fair value of net tangible assets acquired and (liabilities assumed): | | |
| Cash and cash equivalents | $ 350 | |
| Trade accounts receivable, net | 527 | |
| Other current assets | 18 | |
| Property and equipment, net | 102 | |
| Deferred tax assets | 1,225 | |
| Accounts payable and other accrued liabilities | (499) | |
| Deferred revenue | (225) | |
| Less: Estimated fair value of identifiable intangible assets acquired: | | |
| Existing technology | 1,560 | |
| Customer relationships | 290 | |
| Backlog | 760 | |
| Tradenames | 290 | |
| Non-solicitation agreements | 120 | |
| Preliminary goodwill | | $1,114 |

The goodwill is not deductible for tax purposes. Key factors that make up the goodwill created by the transaction include knowledge and experience of the acquired workforce and infrastructure and expected synergies from the combination of operations.

***Fair Value of Intangible Assets Acquired***

The following table summarizes the estimated fair value of intangible assets acquired, their estimated useful lives and the amortization in the Consolidated Statements of Operations for the year ended December 31, 2012:

| | Fair Value | Estimated Life (years) | Amortization Expense |
|---|---|---|---|
| Amortization expense: | | | |
| Cost of revenue: | | | |
| Existing technology | $1,560 | 5 | $26 |
| Sales and marketing: | | | |
| Customer relationships | 290 | 7 | 3 |
| Backlog | 760 | 2 | 32 |
| Tradenames | 290 | 3 | 8 |
| General and administrative: | | | |
| Non-solicitation agreements | 120 | 1 | 10 |
| Total | $3,020 | | 79 |

The fair value of the acquired intangible assets was determined using a discounted cash flow valuation methodology using Level 3 inputs.

The operating results of Attributor are included in the Company's results of operations since the date of acquisition.

***Unaudited Actual and Pro Forma Information***

Our consolidated revenues for the year ended December 31, 2012 included $0.2 million from Attributor and our consolidated net income for the year ended December 31, 2012 included a $0.2 million net loss from Attributor subsequent to the acquisition date and without any intercompany allocations. Both revenues and the net loss from Attributor for the year ended December 31, 2012 were negatively impacted by a $0.2 million purchase accounting adjustment.

The following table presents the unaudited pro forma results for the periods set forth below. The unaudited pro forma financial information combines the results of operations as though the acquisition had occurred on January 1, 2011. No pro forma adjustments have been made for our incremental transaction or integration-related costs. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had occurred on January 1, 2011: (in thousands):

| | Pro-Forma | Pro-Forma |
|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
| | *(unaudited)* | *(unaudited)* |
| Revenue | $49,273 | $39,445 |
| Net income | $ 6,807 | $ 2,265 |
| Net income per common share—basic | $ 0.95 | $ 0.33 |
| Net income per common share—diluted | $ 0.92 | $ 0.30 |

The pro forma information above includes the following pro forma adjustments that effected net income (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| | *(unaudited)* | *(unaudited)* |
| Revenue adjustment | $ 145 | $ (233) |
| Amortization expense | (830) | (950) |
| Stock-based compensation expense | (505) | (505) |
| Direct transaction costs | 190 | (190) |
| Income tax benefit | 834 | 1,747 |
| Total impact to net income of pro forma adjustments | $(166) | $ (131) |

### (5) *Patent Licensing Arrangement with Intellectual Ventures*

On October 5, 2010, the Company entered into a patent licensing arrangement with IV Digital Multimedia Inventions, LLC, a Delaware limited liability company affiliated with Intellectual Ventures ("IV"), pursuant to which the Company granted an exclusive license to sublicense, subject to pre-existing encumbrances and a grant-back license, 597 patents and 288 patent applications held by the Company.

The Company also assigned to IV the related causes of action and other enforcement rights and IV has the sole right, but not the obligation, to prepare, file, prosecute, maintain, defend and enforce the licensed patents at its expense. IV may at any time abandon its license or other rights to all or any of the licensed patents, in which case, certain licensed patents that IV opts to release revert back to the Company.

The Company also entered into a patent rights agreement pursuant to which the Company granted IV an exclusive call option to purchase all or any number of the licensed patents and/or patent applications. The agreement further provides for the grant by IV to the Company the right to put all or any number of patents within the licensed patents to IV if IV threatens or commences an action or proceeding with respect to infringement of a licensed patent.

The financial aspects of the IV agreement for the Company include:

- a license issue fee of $36 million, paid to the Company in increasing quarterly installments over three years ($11,400 in 2011, $12,550 in 2012 and $6,775 in 2013);
- 20% of the profits generated from the IV licensing program, which profits consist of sublicensing and other monetization revenue less specified expenses, including the license issue fee;
- IV assumes responsibility for approximately $1 million per year in prosecution and maintenance costs previously borne by the Company;
- a minimum of $4 million of paid support services over five years from the Company to assist IV in maximizing the value of the licensed assets; and
- a royalty-free grant-back license to the licensed patents to continue the Company's existing business related to those assets, including maintaining and renewing existing patent licenses, and providing software and services.

(In thousands, except share and per share data)

The payment terms extend beyond the Company's normal 30 to 60 day payment terms, thus the license revenue is being recognized when the installments are due, and the support services will be recognized as the services are performed.

## (6) Segment Information

*Geographic Information*

The Company derives its revenue from a single reporting segment: media management solutions. Revenue is generated in this segment through licensing of intellectual property, subscriptions to various products and services, and the delivery of services pursuant to contracts with various customers. The Company markets its products in the U.S. and in non-U.S. countries through its sales and licensing personnel.

Revenue, based upon the "bill-to" location, by geographic area is as follows:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Domestic | $30,736 | $22,660 | $19,034 |
| International | 13,639 | 13,379 | 12,116 |
| Total | $44,375 | $36,039 | $31,150 |

*Major Customers*

Customers who accounted for more than 10% of the Company's revenues are as follows:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| IV | 30% | 33% | 18% |
| Verance Corporation ("Verance") | 27% | * | * |
| Central Banks | 23% | 27% | 30% |
| The Nielsen Company ("Nielsen") | * | 11% | 12% |
| Arbitron | — | — | 14% |

* Less than 10%

## (7) Stock-Based Compensation

Stock-based compensation includes expense charges for all stock-based awards to employees and directors. These awards include option grants, restricted stock awards and preferred stock.

Stock-based compensation expense related to internal legal labor is capitalized to patent costs based on direct labor hours charged to capitalized patent costs.

### *Determining Fair Value*

*Preferred Stock*

The Board of Directors authorized 10,000 shares of Series A Redeemable Nonvoting Preferred stock (Series A Preferred) that were issued to certain executive officers at the time of formation. The Series A Preferred has no voting rights, except as required by law, and may be redeemed at the option of the Company's Board of Directors at any time on or after June 18, 2013.

(In thousands, except share and per share data)

The Series A Preferred is redeemable based on the stated fair value of $5.00 per share. The Series A Preferred has no dividend rights and no rights to the undistributed earnings of the Company.

*Stock Options*

*Valuation and Amortization Method.* The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model. The Company amortizes the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

*Expected Life.* The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. Stock options granted generally vest over three to four years for employee grants and one to two years for director grants, and have contractual terms of ten years.

*Expected Volatility.* The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock based on historical prices over the most recent period commensurate with the expected life of the award.

*Risk-Free Interest Rate.* The Company determines the risk-free interest rate using current U.S. treasury yields for bonds with a maturity commensurate with the expected life of the award.

*Expected Dividend Yield.* The expected dividend yield used is derived using a formula which uses the Company's expected annual dividend rate over the expected term divided by the fair value of the Company's common stock at the grant date.

A summary of the weighted average assumptions and results for options granted are as follows:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Expected life (in years) | N/A | 5.28 – 5.75 | 5.2 – 6.0 |
| Expected volatility | N/A | 42% – 44% | 52% – 55% |
| Risk-free interest rate | N/A | 1.0% – 2% | 2.5% – 3.0% |
| Expected dividend yield | N/A | 0% | 0% |

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Fair value of stock options granted | $— | $2,464 | $1,159 |

*Expected Forfeitures.* The Company uses a zero forfeiture for both the stock options granted to employees, which vest monthly, and the stock options granted to the Company's directors. Initial option grants, for new directors, vest 50% on the first anniversary of the date of grant and then monthly thereafter, and annual option grants, for continuing directors, vest monthly. The Company records stock-based compensation expense only for those awards that are expected to vest, including awards made to directors who are expected to continue with the Company through the year following the date of grant.

(In thousands, except share and per share data)

*Restricted Stock*

The Compensation Committee of the Board of Directors has awarded restricted stock shares under the Company's 2008 Stock Incentive Plan to certain employees and directors. The shares subject to the restricted stock awards vest over a certain period, usually three to four years for employees and one year for directors, following the date of the grant. Specific terms of the restricted stock awards are governed by Restricted Stock Agreements between the Company and the award recipients. Restricted stock awards are treated as outstanding when granted.

The fair value of restricted stock awarded is based on the fair market value of the Company's common stock on the date of the grant (measurement date), and is recognized over the vesting period using the straight-line method.

The Company records stock-based compensation expense for restricted stock awards only for those awards that are expected to vest, including awards made to directors who are expected to continue with the Company through the year following the date of grant.

**Stock-based Compensation**

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Stock-based compensation: | | | |
| Cost of revenue | $ 603 | $ 593 | $ 373 |
| Sales and marketing | 409 | 302 | 192 |
| Research, development and engineering | 840 | 560 | 314 |
| General and administrative | 3,148 | 2,568 | 2,083 |
| Intellectual property | 256 | 193 | 106 |
| Stock compensation expense | 5,256 | 4,216 | 3,068 |
| Capitalized to patent costs | 108 | 65 | 37 |
| Total stock-based compensation | $5,364 | $4,281 | $3,105 |

The following table sets forth total unrecognized compensation cost related to non-vested stock-based awards granted under all equity compensation plans, including preferred stock, stock options and restricted stock:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Unrecognized compensation costs | $8,333 | $9,463 | $6,212 |

Total unrecognized compensation costs will be adjusted for any future changes in estimated forfeitures.

The Company expects to recognize the unrecognized compensation costs as of December 31, 2012 for stock options and restricted stock over a weighted average periods through December 2016 as follows:

| | Stock Options | Restricted Stock |
|---|---|---|
| Weighted average period | 1.13 years | 1.46 years |

**(8) Net Income Per Common Share**

The Company calculates basic and diluted earnings per common share in accordance with ASC 260 "*Earnings Per Share*," using the two-class method as the Company's unvested restricted stock is a participating security given these awards contain non-forfeitable rights to receive dividends. Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all of the net earnings for the period had been distributed.

Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating securities. The following table reconciles earnings per common share for the year ended December 31, 2012:

| | Year Ended December 31, 2012 |
|---|---|
| **Basic EPS:** | |
| Net income | $8,272 |
| Less: Net income allocable to participating securities | (426) |
| Net income allocable to common shares | $7,846 |
| Weighted average common shares outstanding – basic (in thousands) | 6,757 |
| Basic earnings per common share | $ 1.16 |

| | Year Ended December 31, 2012 |
|---|---|
| **Diluted EPS:** | |
| Net income | $8,272 |
| Less: Net income allocable to participating securities | (426) |
| Net income allocable to common shares | $7,846 |
| Weighted average common shares outstanding – basic (in thousands) | 6,757 |
| Dilutive effect of non-participating securities (in thousands) | 232 |
| Weighted average common shares outstanding – dilutive (in thousands) | 6,989 |
| Diluted earnings per common share | $ 1.12 |

There were 215,000 common stock equivalents related to stock options that were anti-dilutive and excluded from diluted net income per share calculations for the year ended December 31, 2012 as their exercise prices were higher than the average market price of the underlying common stock for the period.

Net income per common share was calculated under the treasury stock method in prior periods because the impact of applying the two-class method for computing basic and diluted earnings per common share was not material. Basic and diluted net income per share were computed using the weighted average number of common shares outstanding during each period, with diluted net income per share including the effect of potentially dilutive common shares.

| | Year Ended December 31, 2011 | | | Year Ended December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Income (Numerator) | Shares (in thousands) (Denominator) | Per Share Amount | Income (Numerator) | Shares (in thousands) (Denominator) | Per Share Amount |
| **Basic EPS** | | | | | | |
| Income available to common shareholders | $5,656 | 6,741 | $0.84 | $4,174 | 7,120 | $0.59 |
| **Effect of Dilutive Securities** | | | | | | |
| Options | | 393 | | | 440 | |
| Restricted stock | | 296 | | | 63 | |
| **Diluted EPS** | | | | | | |
| Income available to common shareholders | $5,656 | 7,430 | $0.76 | $4,174 | 7,623 | $0.55 |

There were 136,957 common stock equivalents related to stock options that were anti-dilutive and excluded from diluted net income per share calculations for 2011 as their exercise prices were higher than the average market price of the underlying common stock for the period.

There were no common stock equivalents related to stock options that were anti-dilutive for 2010 because their exercise prices were lower than the average market price of the underlying common stock for the period.

## (9) Trade Accounts Receivable and Allowance for Doubtful Accounts

*Trade Accounts Receivable*

Trade accounts receivable are recorded at the invoiced amount.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Trade accounts receivable | $4,216 | $3,502 |
| Allowance for doubtful accounts | — | — |
| Trade accounts receivable, net | $4,216 | $3,502 |
| Unpaid deferred revenue included in accounts receivable | $1,589 | $2,084 |

*Allowance for doubtful accounts*

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing trade accounts receivable. The Company determines the allowance based on historical write-off experience and current information. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(In thousands, except share and per share data)

*Unpaid deferred revenue*

The unpaid deferred revenue that are included in trade accounts receivable are billed in accordance with the provisions of the contracts with the Company's customers. Unpaid deferred revenue from the Company's cash-basis customers are not included in trade accounts receivable nor deferred revenue accounts.

*Major customers*

Customers who accounted for more than 10% of trade accounts receivable, are as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Central Banks | 30% | 45% |
| Nielsen | 24% | 29% |
| Civolution | 14% | 14% |

## (10) Property and Equipment

*Property and Equipment*

Property and equipment are stated at cost. Repairs and maintenance are charged to expense when incurred.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life or the lease term.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Office furniture and fixtures | $ 420 | $ 410 |
| Equipment | 1,886 | 1,872 |
| Leasehold improvements | 1,083 | 1,041 |
| Gross property and equipment | 3,389 | 3,323 |
| Less accumulated depreciation and amortization | (1,936) | (1,928) |
| Property and equipment, net | $ 1,453 | $ 1,395 |

*Leases*

Future minimum lease payments under non-cancelable operating leases are as follows:

| Year ending December 31: | Operating Leases |
|---|---|
| 2013 | $ 893 |
| 2014 | 890 |
| 2015 | 920 |
| 2016 | 628 |
| 2017 | — |
| Thereafter | — |
| Total minimum lease payments | $3,331 |

(In thousands, except share and per share data)

Rent expense on the operating leases are as follows:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Rent expense | $776 | $866 | $832 |

### (11) Intangibles

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Amortization of capitalized patent costs associated with the application and award of patents in the U.S. and various other countries are capitalized and amortized on a straight-line basis over the term of the patents as determined at award date, which varies depending on the pendency period of the application, generally approximating seventeen years.

Amortization of intangible assets acquired is calculated using the straight-line method over the estimated useful lives of the assets.

| | Estimated Life (years) | December 31, 2012 | December 31, 2011 |
|---|---|---|---|
| Capitalized patent costs | 17-20 | $3,973 | $3,035 |
| Intangible assets acquired: | | | — |
| Purchased patents and intellectual property | 3-10 | 250 | 13 |
| Existing technology | 5 | 1,560 | — |
| Customer relationships | 7 | 290 | — |
| Backlog | 2 | 760 | — |
| Tradenames | 3 | 290 | — |
| Non-solicitation agreements | 1 | 120 | — |
| Gross intangible assets | | 7,243 | 3,048 |
| Accumulated amortization | | (522) | (240) |
| Intangible assets, net | | $6,721 | $2,808 |

The aggregate amortization expense recorded in 2012, 2011 and 2010 was $315, $124 and $79, respectively. For intangible assets recorded at December 31, 2012, the estimated future aggregate amortization expense for the years ending December 31, 2012 through 2017 is approximately:

| Year ending December 31: | Amortization Expense |
|---|---|
| 2013 | $1,061 |
| 2014 | 975 |
| 2015 | 572 |
| 2016 | 477 |
| 2017 | 441 |

(In thousands, except share and per share data)

## (12) Shareholders' Equity

*Preferred Stock*

In June 2008, the Board of Directors authorized 2,500,000 shares of preferred stock, par value $0.001 per share. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by shareholders and may adversely affect the voting and other rights of the holders of common stock.

The Board of Directors authorized 10,000 shares of Series A Redeemable Nonvoting Preferred stock ("Series A Preferred") that were issued to certain executive officers at the time of formation. The Series A Preferred has no voting rights, except as required by law, and may be redeemed at the option of the Company's Board of Directors at any time on or after June 18, 2013.

The Series A Preferred is redeemable based on the stated fair value of $5.00 per share. The Series A Preferred has no dividend rights and no rights to the undistributed earnings of the Company.

*Common Stock*

In June 2008, the Board of Directors authorized 50,000,000 shares of common stock, par value $0.001 per share. The holders of Digimarc common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders, including the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by the Board of Directors out of funds legally available for such purpose, as well as any distributions to the Company's shareholders. The Series A Preferred does not have any dividend preferences. In the event of the Company's liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of the Company's assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

*Stock Incentive Plan*

On July 31, 2008 the Company's Board of Directors initially adopted the 2008 Incentive Plan, or the 2008 Plan. The 2008 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, and cash-based awards, which may be granted to officers, directors, employees, consultants, agents, advisors and independent contractors who provide services to the Company and its affiliated companies.

The 2008 Plan authorizes the issuance of up to 2,500,000 shares of common stock. The shares authorized under the 2008 Plan are subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar event. Shares issued under the 2008 Plan will consist of authorized and unissued shares or shares held by the Company as treasury shares. If an award granted under the 2008 Plan lapses, expires, terminates or is forfeited or surrendered without having been fully exercised or without the issuance of all the shares subject to

(In thousands, except share and per share data)

the award, the shares covered by that award will again be available for use under the 2008 Plan. Shares that are (i) tendered by a participant or retained by the Company as payment for the purchase price of an award or to satisfy tax withholding obligations or (ii) covered by an award that is settled in cash, or in some manner that some or all of the shares covered by the award are not issued, will be available for issuance under the 2008 Plan. In addition, awards granted as substitute awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2008 Plan.

*Stock Options*

As of December 31, 2012, under all of the Company's stock-based compensation plans, equity awards to purchase an additional 799,415 shares were authorized for future grants under the plans. The Company issues new shares upon option exercises.

Options granted, exercised, canceled and expired under the stock incentive plan are summarized as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Options outstanding, December 31, 2009 | 1,167,323 | $ 9.65 | $ 6.28 | |
| Granted | 140,000 | $ 15.64 | $ 8.28 | |
| Exercised | (313,832) | $ 9.70 | $ 6.32 | |
| Canceled | — | — | — | |
| Options outstanding, December 31, 2010 | 993,491 | $ 10.47 | $ 6.55 | |
| Granted | 215,000 | $ 27.84 | $ 11.46 | |
| Exercised | (169,420) | $ 9.75 | $ 6.33 | |
| Canceled | (10,833) | $ 9.64 | $ 6.28 | |
| Options outstanding, December 31, 2011 | 1,028,238 | $ 14.23 | $ 7.61 | |
| Granted | — | — | — | |
| Exercised | (172,250) | $ 9.64 | $ 6.29 | |
| Canceled | — | — | — | |
| Options outstanding, December 31, 2012 | 855,988 | $ 15.16 | $ 7.88 | $6,280 |
| Options exercisable, December 31, 2012 | 693,248 | $ 12.78 | | $6,110 |
| Options unvested, December 31, 2012 | 162,740 | $ 25.28 | | $ 170 |

The aggregate intrinsic value is based on the closing price of $20.70 per share of Digimarc common stock on December 31, 2012, which would have been received by the optionees had all of the options with exercise prices less than $20.70 per share been exercised on that date.

(In thousands, except share and per share data)

The following table summarizes information about stock options outstanding at December 31, 2012:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Exercise Price | Number Outstanding | Remaining Contractual Life (Years) | Weighted Average Price | Number Exercisable | Remaining Contractual Life (Years) | Weighted Average Price |
| $9.64 – $9.91 | 508,072 | 5.86 | $ 9.66 | 508,072 | 5.86 | $ 9.66 |
| $14.99 – $18.01 | 132,916 | 7.08 | $15.67 | 103,126 | 7.10 | $15.87 |
| $24.35 – $30.01 | 215,000 | 8.57 | $27.84 | 82,050 | 8.49 | $28.26 |
| $9.64 – $30.01 | 855,988 | 6.73 | $15.16 | 693,248 | 6.36 | $12.78 |

*Restricted Stock*

The Compensation Committee of the Board of Directors awarded restricted stock shares under the Company's 2008 Plan to certain employees. The shares subject to the restricted stock awards will vest over a certain period, usually four years, following the date of the grant. Specific terms of the restricted stock awards are governed by Restricted Stock Agreements between the Company and the award recipients.

The following table reconciles the unvested balance of restricted stock:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested balance, December 31, 2009 | 111,000 | $10.02 |
| Granted | 124,560 | $16.77 |
| Vested | (34,350) | $ 9.89 |
| Canceled | (3,450) | $13.05 |
| Unvested balance, December 31, 2010 | 197,760 | $14.25 |
| Granted | 190,180 | $29.12 |
| Vested | (73,110) | $20.82 |
| Canceled | (18,120) | $19.24 |
| Unvested balance, December 31, 2011 | 296,710 | $21.51 |
| Granted | 202,340 | $22.51 |
| Vested | (117,667) | $22.52 |
| Canceled | (12,300) | $22.05 |
| Unvested balance, December 31, 2012 | 369,083 | $21.72 |

**(13) Defined Contribution Pension Plan**

The Company sponsors an employee savings plan (the "Plan") which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Plan combines both an employee savings plan and company matching plan into one plan under Section 401(k), including a 401(k) Roth option. Employees become eligible to participate in the Plan at the beginning of the month following the employee's hire date. Employees may contribute up to 75% of their pay to the Plan, subject to the limitations of the Internal Revenue Code. Company matching contributions are mandatory. The previous Plan was terminated as of December 31, 2008.

(In thousands, except share and per share data)

The Company made matching contributions in the aggregate amount as follows:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Matching contributions | $366 | $349 | $323 |

### (14) Joint Venture and Related Party Transactions

In June 2009, the Company entered into two joint venture agreements with Nielsen to launch two new companies; TVaura LLC and TVaura Mobile LLC. The two joint venture agreements and a revised patent license agreement expanded and replaced the previous license and services agreement between the Company and Nielsen that had been in operation since late 2007. Under the new agreements, the Company and Nielsen agreed to work together to develop new products and services, including the expansion and deployment of those products and services that were in development under the prior agreement.

Under the terms of the patent license agreement, Nielsen agreed to pay Digimarc $18,750 during the period from July 2009 through January 2014, and Digimarc granted to Nielsen a non-exclusive license to Digimarc's patents for use within Nielsen's business. Unless earlier terminated in accordance with the agreement, the license will continue until the expiration of the last to expire of the licensed patents. The payment terms extend beyond the Company's normal 30 to 60 day payment terms, thus the license revenue is being recognized when the installments are due.

The Company provided technical and development services to the joint ventures totaling $6,848 during the period 2009 through 2012. Service revenue was recognized as the services are performed.

The Company and Nielsen each made initial cash contributions aggregating $3,500 payable quarterly from July 2009 through July 2011 to fund TVaura LLC and initial cash contributions aggregating $2,500 payable quarterly from July 2009 through July 2011 to fund TVaura Mobile LLC.

In March 2012, Digimarc and Nielsen decided to reduce the investments in their two joint ventures to minimal levels while assessing alternative approaches to achieving each of their goals in the emerging market opportunity of synchronized second screen television. In connection with this plan for the suspension of operations, the joint ventures accrued estimated expenses for the first quarter's operations and severance costs for joint venture employees. Digimarc's share of the one-time severance and suspension costs was approximately $500. Pursuant to the plan of suspending operations of the joint ventures with Nielsen, in April 2012 the Company received $104 of remaining cash from TVaura LLC and contributed $796 to TVaura Mobile LLC to fund both the first quarter's operating expenses as well as the suspension related costs. Payment of all expenses incurred after the suspension of operations of each joint venture is the responsibility of the majority member.

Pursuant to the terms of the agreements and ASC 810 "*Consolidation,*" the joint ventures are not consolidated with the Company because the minority member has substantive participating rights, or veto rights, such that no member has majority control.

(In thousands, except share and per share data)

The Company recorded the following net losses on the joint ventures based on the Company's pro-rata share of the net losses incurred by TVaura LLC and TVaura Mobile LLC:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| The Company's pro-rata share—net loss | | | |
| TVaura LLC | $ (27) | $(1,376) | $(1,440) |
| TVaura Mobile LLC | $(1,100) | $(1,338) | $ (740) |
| Total | $(1,127) | $(2,714) | $(2,180) |
| The Company's gain / (loss) on investment | | | |
| TVaura LLC | $ 70 | | |
| TVaura Mobile LLC | $ (50) | | |
| Total | $ 20 | | |

Summarized financial information for the joint ventures has not been provided as the disclosures are immaterial to the Company's filing given the operations of the joint ventures have been suspended and the Company's investment in each joint venture is $0 as of December 31, 2012.

*Related Party Transactions*

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| TVaura LLC: | | | |
| Capital contributions (return of capital) | $(104) | $1,200 | $1,600 |
| Revenue (1) | $ — | $2,640 | $2,723 |
| TVaura Mobile LLC: | | | |
| Capital contributions | $ 796 | $ 900 | $1,200 |
| Revenue (1) | $ 272 | $ — | $ — |
| Total: | | | |
| Capital contributions, net | $ 692 | $2,100 | $2,800 |
| Revenue (1) | $ 272 | $2,640 | $2,723 |

(1) Technical and development services

## (15) Income Taxes

For the year ended December 31, 2012, the provision for income taxes reflects current tax expense, deferred tax expense and withholding tax expense in various foreign jurisdictions. The withholding taxes are computed by the Company's customers and paid to foreign jurisdictions on the Company's behalf. The effective tax rate for the year ended December 31, 2012 was 39%. Excess tax benefits associated with stock compensation are being utilized in the current year to offset tax payable and credit additional paid-in capital.

For the year ended December 31, 2011, the provision for income taxes reflects current tax expense, deferred tax benefit and withholding tax expense in various foreign jurisdictions. The effective tax rate for the year ended December 31, 2011 was a tax benefit of 46%. Excess tax benefits associated with stock compensation were being utilized in 2011 to offset tax payable and credit additional paid-in capital. The Company recognized a deferred

(In thousands, except share and per share data)

tax benefit of $2,581 during the year ended December 31, 2011 as a result of releasing the valuation allowance on deferred tax assets. The Company concluded, based on an analysis of all the facts, including projections of future income, that it was more likely than not that all of its deferred tax assets will be realized.

Components of tax expense (benefit) allocated to continuing operations include the following:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $4,699 | $ 1,066 | $— |
| State | 570 | 3 | — |
| Foreign | 1 | (20) | 42 |
| Sub-total | 5,270 | 1,049 | 42 |
| **Deferred:** | | | |
| Federal | 97 | (2,470) | — |
| State | 27 | (365) | — |
| Foreign | — | — | — |
| Sub-total | 124 | (2,835) | — |
| Total tax (benefit) expense | $5,394 | $(1,786) | $ 42 |

The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

| | Year Ended December 31, 2012 | % | Year Ended December 31, 2011 | % | Year Ended December 31, 2010 | % |
|---|---|---|---|---|---|---|
| Income taxes computed at statutory rates | $4,647 | 34% | $ 1,316 | 34% | $ 1,434 | 34% |
| Increases (decreases) resulting from: | | | | | | |
| State income taxes, net of federal tax benefit | 705 | 5% | 194 | 5% | 220 | 5% |
| Federal and state research and experimentation credits | (122) | (1)% | (784) | (20)% | (353) | — |
| Change in valuation allowance | 12 | — | (2,581) | (67)% | (1,275) | (32)% |
| Transaction costs | 65 | 1% | — | — | — | — |
| Impact of federal graduated rates | 39 | — | — | — | — | — |
| Other | 48 | — | 69 | 2% | 16 | — |
| Total | $5,394 | 39% | $(1,786) | (46)% | $ 42 | 7% |

(In thousands, except share and per share data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax assets and deferred tax liabilities are as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Stock based compensation | $ 2,636 | $ 1,976 |
| Federal and state net operating losses | 1,900 | — |
| Goodwill | 1,146 | 1,254 |
| Accrued compensation | 50 | — |
| Deferred rent | 170 | 190 |
| Federal and state research and experimentation credits | — | 458 |
| Other | — | 21 |
| Total gross deferred tax assets | 5,902 | 3,899 |
| Less valuation allowance | (184) | — |
| Net deferred tax assets | $ 5,718 | $ 3,899 |
| Deferred tax liabilities: | | |
| Patent expenditures | $(1,385) | $(1,051) |
| Fixed asset differences | (167) | (13) |
| Intangible asset differences | (506) | (13) |
| Other | (18) | (13) |
| Total deferred tax liabilities | $(2,076) | $(1,064) |
| Net deferred tax assets | $ 3,642 | $ 2,835 |

For the year ended December 31, 2012, the Company acquired 100% of the outstanding stock of Attributor Corporation in a non-taxable transaction. Due to Attributor's history of losses and the inability to utilize Attributor losses to offset the Company's income for state tax purposes, the Company concluded that it is not more likely than not that the Attributor state deferred tax assets will be realized and a full valuation allowance has been recorded on the state deferred tax assets of Attributor. The valuation allowance recorded as of December 31, 2012 and 2011 is $184 and $0, respectively, and relates to state deferred tax assets acquired as part of the Attributor acquisition.

For the year ended December 31, 2011, the Company determined that it was more likely than not that the net deferred tax assets would be realized and the entire valuation allowance in the amount of $2,581 was released.

As of December 31, 2012, the Company has federal and state net operating loss carry-forwards of $4,873 and $4,873, respectively, which have a carry-forward of 8 – 20 years depending on the jurisdiction. The deferred tax assets, before valuation allowance, for federal and state net operating loss carryforwards acquired in the Attributor acquisition have been reduced to the amount of losses allowed to be utilized in the post-acquisition period before expiration after considering the applicable limitations of IRC Sec. 382. As of December 31, 2012, the Company has federal and state research and experimental tax credits of $49 and $12, respectively, which have a carry-forward of 5 – 19 years depending on the jurisdiction and for which the benefits upon usage will be

(In thousands, except share and per share data)

recorded in additional paid-in capital from the effects of stock options. As of December 31, 2012, the Company has foreign tax credits of $56 which have a carry-forward of 7 – 9 years and for which the benefits upon usage will be recorded in additional paid-in capital from the effects of stock options.

The Company records accrued interest and penalties associated with uncertain tax positions in income tax expense in the consolidated statements of operations. On initial adoption of ASC 740 and through December 31, 2010, the Company recognized no uncertain tax positions nor accrued interest and penalties associated with uncertain tax positions. For the years ended December 31, 2012 and 2011, the Company recognized uncertain tax positions and no accrued interest and penalties associated with uncertain tax positions. The Company does not anticipate any unrecognized benefits that will significantly increase or decrease within the next 12 months.

A summary reconciliation of the Company's uncertain tax positions is as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Beginning balance | $102 | $ — |
| Addition for current year tax positions | 6 | 30 |
| Addition for prior year tax positions | — | 72 |
| Settlements with taxing authorities | — | — |
| Lapsing of statutes of limitations | — | — |
| Ending balance | $108 | $ 102 |

The balance for uncertain tax positions is classified as a long-term liability on the consolidated balance sheet. All uncertain tax positions if reversed would affect the effective tax rate.

The Company is subject to examination in the federal jurisdiction for the tax years ending December 31, 2012, 2011 and 2010 and other state jurisdictions for the tax years ending December 31, 2012, 2011, 2010, 2009 and 2008.

### (16) Commitments and Contingencies

Certain of the Company's product license and services agreements include an indemnification provision for claims from third parties relating to the Company's intellectual property. Such indemnification provisions are accounted for in accordance with ASC 450 "*Contingencies.*" To date, there have been no claims made under such indemnification provisions.

Our newly acquired subsidiary, Attributor, is a defendant in a patent infringement lawsuit brought by Blue Spike, LLC (E.D. Texas, Civil Action No: 6:12-cv-540). The case was brought against Attributor in August 2012, and was consolidated with other lawsuits brought by Blue Spike into Civil Action No. 6:12-cv-00499.

Blue Spike asserted infringement by Attributor of four patents. Attributor filed an answer denying that it has infringed any valid claim of the patents in suit, and asserting specified defenses, including non-infringement and invalidity.

The court is consolidating cases that Blue Spike brought against over sixty defendants into one case. After that process is complete, a schedule should be set.

Blue Spike has not alleged a specific amount of monetary damages in its Complaint.

(In thousands, except share and per share data)

The Company is subject from time to time to other legal proceedings and claims arising in the ordinary course of business.

**(17) Stock Repurchases**

Summary of common stock shares repurchased:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Private transaction | — | 552,536 | — |
| Repurchase program | 50,900 | 104,577 | — |
| Exercise of stock options | 69,272 | 48,432 | 102,077 |
| Tax withholding obligations on stock options | 39,005 | 46,401 | 81,610 |
| Tax withholding obligations on restricted shares | 42,785 | 24,953 | 13,506 |
| Total | 201,962 | 766,899 | 197,193 |

Value of common stock shares repurchased:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Private transaction | $ — | $14,927 | $ — |
| Repurchase program | 1,201 | 3,099 | — |
| Exercise of stock options | 1,660 | 1,651 | 3,037 |
| Tax withholding obligations on stock options | 949 | 1,658 | 2,435 |
| Tax withholding obligations on restricted shares | 950 | 713 | 352 |
| Total | $4,760 | $22,048 | $5,824 |

On January 26, 2011, the Company repurchased 552,536 shares of its common stock from Koninklijke Philips Electronics, N.V., in a privately negotiated transaction. The shares were purchased for an aggregate price of approximately $14,927, including transaction fees. To facilitate the repurchase, the Company sold $10,752 and $2,996 of short- and long-term marketable securities, respectively, prior to their maturity date at an immaterial gain.

In each of April 2009 and November 2011, the Board of Directors approved a stock repurchase program authorizing the purchase, at the discretion of management, of shares of the Company's common stock through either periodic open-market or private transactions at then-prevailing market prices. Under the April 2009 program that expired in April 2012, the Company repurchased 223,851 shares at an aggregate purchase price of $4,858. Under the November 2011 program, the Board of Directors approved an additional $5,000. In December 2012, the program was extended through December 31, 2013. As of December 31, 2012, the Company had repurchased 43,293 shares under this program at an aggregate purchase price of $1,002.

As part of the Company's 2008 Stock Incentive Plan, stock options are granted and restricted stock shares are awarded to certain employees and directors.

Pursuant to the terms of the stock option grants, the Company purchases a number of whole shares of common stock having a fair market value (as determined as of the date of exercise) equal to the amount of the total value of the aggregate exercise price of the options exercised. In addition, the Company withholds

DIGIMARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands, except share and per share data)

(purchases) from shares issued upon exercise of the stock options a number of whole shares of common stock having a fair market value (as determined by the Company as of the date of vesting) equal to the amount of tax required to be withheld by law, in order to satisfy the tax withholding obligations of the Company in connection with the exercise of such options.

Pursuant to the terms of the restricted stock award agreement, the Company withholds (purchases) from fully vested shares of common stock otherwise deliverable to the employee, a number of whole shares of common stock having a fair market value (as determined as of the date of vesting) equal to the amount of tax required to be withheld by law, in order to satisfy the tax withholding obligations of the Company in connection with the vesting of such shares.

## (18) Subsequent Events

On February 20, 2013, the Board of Directors declared a quarterly dividend of $0.11 per share, payable on March 11, 2013 to shareholders of record on March 4, 2013.

## (19) Quarterly Financial Information—Unaudited

| Quarter ended: | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| *2012* | | | | |
| Service revenue | $ 3,048 | $2,609 | $2,616 | $2,519 |
| License and subscription revenue | 13,998 | 6,503 | 6,287 | 6,795 |
| Total revenue | 17,046 | 9,112 | 8,903 | 9,314 |
| Total cost of revenue | 1,810 | 1,583 | 1,467 | 1,648 |
| Gross profit | 15,236 | 7,529 | 7,436 | 7,666 |
| Gross profit percent, service revenue | 44% | 44% | 48% | 45% |
| Gross profit percent, license and subscription revenue | 99% | 98% | 98% | 96% |
| Gross profit percent, total | 89% | 83% | 84% | 82% |
| Sales and marketing | $ 1,007 | $ 970 | $ 937 | $ 913 |
| Research, development and engineering | 1,998 | 2,146 | 2,320 | 2,277 |
| General and administrative | 2,758 | 2,191 | 2,282 | 2,226 |
| Intellectual property | 319 | 291 | 309 | 329 |
| Operating income | 9,154 | 1,931 | 1,588 | 1,921 |
| Net income | 4,999 | 1,216 | 1,003 | 1,054 |
| Earnings per common share: | | | | |
| Net income per common share—basic | $ 0.74 | $ 0.17 | $ 0.14 | $ 0.15 |
| Net income per common share—diluted | $ 0.70 | $ 0.17 | $ 0.14 | $ 0.14 |
| Weighted average common shares outstanding—basic | 6,738 | 6,737 | 6,761 | 6,791 |
| Weighted average common shares outstanding—diluted | 7,140 | 6,993 | 6,984 | 6,966 |

## DIGIMARC CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
## (In thousands, except share and per share data)

| Quarter ended: | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| *2011* | | | | |
| Service revenue | $3,069 | $3,165 | $3,108 | $3,053 |
| License and subscription revenue | 6,022 | 6,308 | 5,442 | 5,872 |
| Total revenue | 9,091 | 9,473 | 8,550 | 8,925 |
| Total cost of revenue | 1,649 | 1,690 | 1,742 | 1,856 |
| Gross profit | 7,442 | 7,783 | 6,808 | 7,069 |
| Gross profit percent, service revenue | 48% | 49% | 46% | 42% |
| Gross profit percent, license and subscription revenue | 99% | 99% | 99% | 99% |
| Gross profit percent, total | 82% | 82% | 80% | 79% |
| Sales and marketing | $1,102 | $1,017 | $1,166 | $1,051 |
| Research, development and engineering | 1,775 | 1,884 | 1,958 | 1,710 |
| General and administrative | 2,847 | 2,270 | 2,000 | 2,839 |
| Intellectual property | 301 | 266 | 259 | 268 |
| Operating income | 1,417 | 2,346 | 1,425 | 1,201 |
| Net income | 938 | 3,626 | 639 | 453 |
| Earnings per common share: | | | | |
| Net income per common share—basic | $ 0.14 | $ 0.54 | $ 0.10 | $ 0.07 |
| Net income per common share—diluted | $ 0.12 | $ 0.50 | $ 0.09 | $ 0.06 |
| Weighted average common shares outstanding—basic | 6,864 | 6,696 | 6,706 | 6,699 |
| Weighted average common shares outstanding—diluted | 7,505 | 7,245 | 7,344 | 7,279 |

## EXHIBIT INDEX

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Digimarc or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, there representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Digimarc may be found elsewhere in this Annual Report on Form 10-K and in Digimarc's other public filings, which are available without charge through the SEC's website at *http://www.sec.gov*.

| Exhibit Number | Exhibit Description |
|---|---|
| 2.1 | Separation Agreement among DMRC Corporation, DMRC LLC, Digimarc Corporation and, with respect to certain sections, L-1 Identity Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company's Registration Statement on Form 10, filed with the Commission on August 13, 2008 (File No. 001-34108))† |
| 2.2 | Agreement and Plan of Merger dated April 30, 2010 between Digimarc Corporation, a Delaware corporation, and Digimarc Oregon Corporation, an Oregon corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on May 4, 2010 (File No. 001-34108)) |
| 2.3 | Agreement and Plan of Merger, dated December 3, 2012, by and among Digimarc, DA Sub Inc., a wholly owned subsidiary of Digimarc Corporation, Attributor, and Fortis Advisors LLC, as the representative for Attributor's security holders (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 4, 2012 (File No. 001-34108))† |
| 3.1 | Articles of Incorporation of Digimarc Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on May 4, 2010 (File No. 001-34108)) |
| 3.2 | Bylaws of Digimarc Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on May 4, 2010 (File No. 001-34108)) |
| 4.1 | Specimen common stock certificate of Digimarc Corporation (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the Commission on February 27, 2009 (File No. 001-34108)) |
| 4.2 | Rights Agreement, dated July 31, 2008, between Digimarc Corporation and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed with the Commission on February 27, 2009 (File No. 001-34108)) |

| Exhibit Number | Exhibit Description |
|---|---|
| 4.3 | Form of Certificate of Designation of Series R Preferred Stock (attached as an exhibit to the Rights Agreement filed as Exhibit 4.2 hereto) |
| 4.4 | Form of Rights Certificate (attached as an exhibit to the Rights Agreement filed as Exhibit 4.2 hereto) |
| 10.1 | License Agreement between DMRC Corporation and L-1 Identity Solutions Operating Company (incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form 10, filed with the Commission on October 2, 2008 (File No. 001-34108))(1) |
| 10.2 | Counterfeit Deterrence System Development and License Agreement, dated as of December 6, 2012, between Digimarc Corporation and the Bank for International Settlements(4) |
| *10.3 | Form of Indemnification Agreement between DMRC Corporation and each of its executive officers and directors (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form 10, filed with the Commission on August 13, 2008 (File No. 001-34108)) |
| *10.4 | Employment Agreement, effective as of November 1, 2011, between Digimarc Corporation and Bruce Davis (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on November 7, 2011 (File No. 001-34108)) |
| *10.5 | Digimarc Corporation 2008 Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 24, 2008 (File No. 001-34108)) |
| *10.6 | Form of Notice of Stock Option Award and Stock Option Award Agreement under the Digimarc Corporation 2008 Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 24, 2008 (File No. 001-34108)) |
| *10.7 | Equity Compensation Program for Nonemployee Directors under the Digimarc Corporation 2008 Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 24, 2008 (File No. 001-34108)) |
| *10.8 | Form of Indemnification Agreement between Digimarc Corporation and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to Digimarc Corporation's Annual Report on Form 10-K, as filed by Digimarc Corporation with the Securities and Exchange Commission on March 13, 2006 (File No. 000-28317)) |
| *10.9 | Form of Change of Control Retention Agreement entered into by and between Digimarc Corporation and each of Messrs. McConnell, Chamness, Knudson and Meyer |
| 10.10 | Patent License Agreement, dated as of June 11, 2009 between Digimarc Corporation and The Nielsen Company (US), LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2009 (File No. 001-34108))(2) |
| 10.11 | Limited Liability Company I Agreement, dated June 11, 2009 between Digimarc Corporation and The Nielsen Company (US), LLC (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2009 (File No. 001-34108))(2) |
| 10.12 | Limited Liability Company II Agreement, dated June 11, 2009 between Digimarc Corporation and The Nielsen Company (US), LLC (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2009 (File No. 001-34108))(2) |

| Exhibit Number | Exhibit Description |
|---|---|
| 10.13 | Lease Agreement, dated March 22, 2004, between Digimarc Corporation and PS Business Parks, L.P., as amended on May 13, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on July 30, 2010 (File No. 001-34108)) |
| 10.14 | Patent License Agreement, effective as of October 5, 2010, between Digimarc Corporation and IV Digital Multimedia Inventions, LLC (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed with the Commission on March 3, 2011 (File No. 001-34108))(3) |
| 10.15 | Grant-Back License Agreement, dated October 5, 2010, between Digimarc Corporation and IV Digital Multimedia Inventions, LLC (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, filed with the Commission on March 3, 2011 (File No. 001-34108))(3) |
| 10.16 | Patent Rights Agreement, dated October 5, 2010, between Digimarc Corporation and IV Digital Multimedia Inventions, LLC (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K, filed with the Commission on March 3, 2011 (File No. 001-34108)) |
| 10.17 | Work Agreement, dated October 5, 2010, by and among Digimarc Corporation, Invention Law Group, P.C. and IV Digital Multimedia Inventions, LLC (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed with the Commission on March 3, 2011 (File No. 001-34108))(3) |
| 21.1 | List of Affiliates |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer |
| 32.1 | Section 1350 Certification of Chief Executive Officer |
| 32.2 | Section 1350 Certification of Chief Financial Officer |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Label Linkbase Document |

---

* Management contract or compensatory plan or arrangement.

† Schedules and certain exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Digimarc hereby undertakes to furnish to the Securities and Exchange Commission (the "Commission") copies of the omitted schedules and exhibits upon request by the Commission.

(1) Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to an order granted by the Commission on October 21, 2008, under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Confidential portions of this exhibit have been separately filed with the Securities and Exchange Commission.

(2) Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to an order granted by the Commission on September 10, 2009, under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this exhibit have been separately filed with the Securities and Exchange Commission.

(3) Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to an order granted by the Commission on March 17, 2011, under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this exhibit have been separately filed with the Securities and Exchange Commission.

(4) Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this exhibit have been separately filed with the Securities and Exchange Commission.

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## BOARD OF DIRECTORS

Bruce Davis
*Chairman of the Board and*
*Chief Executive Officer*
Digimarc Corporation

William J. Miller
Independent Director and Consultant
*Former Chairman and*
*Chief Executive Officer*
Avid Technology, Inc.

James T. Richardson
Independent Director and Consultant
*Former Senior Vice President and*
*Chief Financial Officer*
WebTrends

Peter W. Smith
Independent Director and Consultant
*Former President, News Technology*
News America Incorporated

Bernard J. Whitney
Independent Director and Consultant
*Partner*
FLG Partners, LLC

## EXECUTIVE OFFICERS

Bruce Davis
*Chairman and Chief Executive Officer*

Michael McConnell
*Chief Financial Officer and Treasurer*

Robert Chamness
*Chief Legal Officer and Secretary*

Ed Knudson
*Executive Vice President Sales and Marketing*

Joel Meyer
*Executive Vice President Intellectual Property*

## TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
T: (781) 575.2879
www.computershare.com



9405 SW Gemini Drive
Beaverton, OR 97008 USA

T: +1 800.DIGIMARC (344.4627)
T: +1 503.469.4800
F: +1 503.469.4777

www.digimarc.com